UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of                                  July                                                 , 20 05
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑       Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐       No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	July 29, 2005	By	/s/ Rochiman Sukarno

(Signature) Rochiman Sukarno Head of Investor Relation Unit

PREFACE
We are pleased to submit the un-audited Consolidated Financial Statements of Perusahaan Perseroan (Persero) PT Telekomunikasi, Tbk for the six months period ended June 30, 2005 and its comparison for the same period in 2004 which consists of Balance Sheet, Statements of Income, Statements of Changes in Stockholders’ Equity and Statements of Cash Flows prepared in accordance with Generally Accepted Accounting Principles in Indonesia and includes reconciliation and additional disclosures required in accordance with U.S. Generally Accepted Accounting Principles. The Consolidated Financial Statements are prepared to fulfill Company’s responsibility in providing information as a public company.
For the first half period of 2005, the Company recorded consolidated Net Income of Rp3,703 billion, increased by 47.57% compared to the same period of previous year which was recorded net income of Rp2,509 billion. Operating Income also increased by 18.98% from Rp6,708 billion to Rp7,981 billion.
Operating Revenues increased by 20.15% from Rp16,134 billion to Rp19,384 billion which was mainly resulted from the revenue growth of Cellular, Data and Internet, and Interconnection by Rp1,451 billion (29.27%), Rp916 billion (42.72%) and Rp776 billion (28.20%), respectively. Those revenues contributed 67.04% to the total Operating Revenues.
The increase in Net Income was also contributed by a decline in foreign exchange losses from Rp1,255 billion in the first half of 2004 while in the first half of 2005 amounted to Rp357 billion.
Operating Expenses increased by 20.98% from Rp9,436 billion to Rp11,404 billion which was primarily due to the increase in Personnel Expenses of Rp1,070 billion (39.99%) also Operation and Maintenance Expenses of Rp596 billion (27.08%). The increase in Personnel Expenses was mainly due to improvement of employee’s remuneration commencing from July 2004 and implementation of early retirement program in March 2005. The increase of Operation and Maintenance Expenses was in line with additional infrastructure and network installed in order to enhance quality and coverage of services.
On behalf of the Board of Directors, I would like to thank to all TELKOM Group partners, who have supported us in achieving the results as mentioned in this report.

Bandung, July 27, 2005

/s/ Arwin Rasyid

ARWIN RASYID
President Director/CEO

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA, Tbk AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AS OF JUNE 30, 2004 AND 2005,
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 AND 2005

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF JUNE 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

		2004	2005
	Notes	Rp	Rp	US (Note 3)
		(Restated)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,46	6,983,664	6,009,872	616
Temporary investments	2c,2g,46	52,866	100,418	10
Trade accounts receivable	2c,2h,7,46
Related parties — net of allowance for doubtful accounts of Rp142,263 million in 2004 and Rp115,673 million in 2005		670,191	462,403	48
Third parties — net of allowance for doubtful accounts of Rp485,478 million in 2004 and Rp543,659 million in 2005		2,835,907	2,963,365	304
Other accounts receivable — net of allowance for doubtful accounts of Rp30,727 million in 2004 and Rp12,493 million in 2005	2c,2h,46	57,949	69,033	7
Inventories — net of allowance for obsolescence of Rp42,027 million in 2004 and Rp48,638 million in 2005	2i,8	139,644	139,680	14
Prepaid expenses	2c,2j,9,46	589,259	998,558	102
Prepaid taxes	40a	39,395	1,574	—
Other current assets	2c,10,46	163,302	45,808	5

Total Current Assets		11,532,177	10,790,711	1,106

NON-CURRENT ASSETS
Long-term investments — net	2g,11	75,318	91,062	9
Property, plant and equipment — net of accumulated depreciation of Rp25,922,963 million in 2004 and Rp32,248,211 million in 2005	2k,2l,12	37,660,319	41,103,370	4,215
Property, plant and equipment under revenue — sharing arrangements — net of accumulated depreciation of Rp777,766 million in 2004 and Rp467,230 million in 2005	2m,13,49	228,923	440,456	45
Prepaid pension cost	2q,43	185,513	43,020	5
Advances and other non-current assets	2c,14,46	261,912	1,133,373	116
Goodwill and other intangible assets — net of accumulated amortization of Rp1,402,812 million in 2004 and Rp2,305,110 million in 2005	1c,2d,15	5,623,170	4,952,349	508
Advance payments for investment in shares of stock	5e	65,458	—	—
Escrow account	16	624,298	84,237	9

Total Non-current Assets		44,724,911	47,847,867	4,907

TOTAL ASSETS		56,257,088	58,638,578	6,013

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF JUNE 30, 2004 AND 2005
(Figures in table are presented in millions, except share data)

		2004	2005
	Notes	Rp	Rp	US (Note 3)
		(Restated)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	2c,17,46
Related parties		767,978	707,462	72
Third parties		2,788,977	3,121,744	320
Other accounts payable		51,256	26,578	3
Taxes payable	2s,40b	1,008,045	1,433,424	147
Dividends payable		680,270	3,529,047	362
Accrued expenses	2c,18,46	1,846,623	1,343,184	138
Unearned income	19	746,869	1,210,464	124
Advances from customers and suppliers	20	384,147	281,147	29
Short-term bank loans	2c,21,46	773,595	791,738	81
Current maturities of long-term liabilities	2c,22,46	2,441,383	2,142,747	220

Total Current Liabilities		11,489,143	14,587,535	1,496

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,40e	3,382,662	3,127,699	321
Unearned income on revenue-sharing arrangements	2m,13,50	100,368	321,661	33
Unearned initial investor payments under joint operation scheme	2n,49	28,266	19,506	2
Provision for long service award	2c,2r,44,46	534,870	569,599	58
Provision for post-retirement health care benefits	2c,2r,45,46	1,952,335	1,886,327	193
Provision for other post-retirement benefits	45b, 45d	11,402	21,677	2
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,23,46	6,750,786	5,081,358	521
Notes and bonds	24	1,742,959	1,598,827	164
Bank loans	2c,25,46	2,569,807	1,826,436	187
Liabilities for acquisition of subsidiaries and KSO IV	26	3,942,516	3,484,116	357
Other long-term debt		9,150	—	—

Total Non-current Liabilities		21,025,121	17,937,206	1,838

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	27	3,912,474	5,128,664	526

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,28	5,040,000	5,040,000	517
Additional paid-in capital	29	1,073,333	1,073,333	110
Difference in value of restructuring transactions between entities under common control	30	(7,288,271)	(7,288,271)	(747)
Difference due to change of equity in associated companies	2g	385,595	385,595	40
Unrealized gain on investment in securities available for sale	2g	136	2,383	—
Translation adjustment	2g	232,078	231,252	24
Retained earnings
Appropriated		1,559,068	1,803,397	185
Unappropriated		18,828,411	19,737,484	2,024

Total Stockholders’ Equity		19,830,350	20,985,173	2,153

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		56,257,088	58,638,578	6,013

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Figures in table are presented in millions, except share and per ADS data)

		2004	2005
	Notes	Rp	Rp	US (Note 3)
		(Restated)
OPERATING REVENUES
Telephone	2p,31
Fixed lines		5,426,655	5,473,578	561
Cellular		4,957,675	6,408,876	657
International		—	106,064	11
Interconnection	2p,32,46	2,750,678	3,526,238	362
Joint operation schemes	2n,33,48	293,836	316,188	32
Data and Internet	34	2,144,363	3,060,411	314
Network	35	274,836	194,046	20
Revenue-sharing arrangements	2m,36,49	63,308	101,182	10
Other telecommunications services		222,734	198,007	20

Total Operating Revenues		16,134,085	19,384,590	1,987

OPERATING EXPENSES
Personnel	37	2,675,323	3,745,204	384
Depreciation	2k,2l,2m,11,12	2,990,228	3,189,975	327
Operations, maintenance and telecommunication services	38	2,200,010	2,795,867	287
General and administrative	39	1,150,958	1,223,321	125
Marketing		409,587	449,239	46

Total Operating Expenses		9,426,106	11,403,606	1,169

OPERATING INCOME		6,707,979	7,980,984	818

OTHER INCOME (CHARGES)
Interest income	46	184,416	136,178	14
Interest expense	46	(813,119)	(647,594)	(66)
Gain (loss) on foreign exchange — net	2e	(1,254,947)	(357,003)	(37)
Equity in net income (loss) of associated companies	2g,10	2,824	6,792	1
Others — net		244,180	265,947	27

Other income (charges) — net		(1,636,646)	(595,680)	(61)

INCOME BEFORE TAX		5,071,333	7,385,304	757

TAX EXPENSE	2s,40c
Current tax		(1,836,602)	(2,545,814)	(261)
Deferred tax		164,107	224,395	23

		(1,672,495)	(2,321,419)	(238)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		3,398,838	5,063,885	519

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	27	(889,347)	(1,360,692)	(140)

NET INCOME		2,509,491	3,703,193	379

BASIC EARNINGS PER SHARE	2t,41
Net income per share		124.48	183.69	0.02

Net income per ADS (40 Series B shares per ADS)		4,979.15	7,347.61	0.78

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Figures in table are presented in millions)

				Difference in
				value of
				restructuring	Difference	Unrealized
				transactions	due to change	gain on
			Additional	between entities	of equity	investment				Total
		Capital	paid-in	under common	in associated	in securities	Translation	Retained earnings		stockholders’
Description	Notes	stock	capital	control	companies	available for sale	adjustments	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2004		5,040,000	1,073,333	(7,288,271)	385,595	—	224,232	1,559,068	16,318,920	17,312,877

Unrealized gain on investment in securities available for sale	2g	—	—	—	—	136	—	—	—	136

Foreign currency translation of CSM	2g,11	—	—	—	—	—	7,846	—	—	7,846

Net income for the year		—	—	—	—	—	—	—	2,509,491	2,509,491

Balance as of June 30, 2004 - restated		5,040,000	1,073,333	(7,288,271)	385,595	136	232,078	1,559,068	18,828,411	19,830,350

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Figures in table are presented in millions)

				Difference in
				value of
				restructuring	Difference	Unrealized
				transactions	due to change	gain on
			Additional	between entities	of equity	investment				Total
		Capital	paid-in	under common	in associated	in securities	Translation	Retained earnings		stockholders'
Description	Notes	stock	capital	control	companies	available for sale	adjustments	Appropriated	Unappropriated	equity
		Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2005		5,040,000	1,073,333	(7,288,271)	385,595	884	229,595	1,680,813	19,139,393	20,261,342

Placement on fixed income mutual fund		—	—	—	—	1,499	—	—	—	1,499

Foreign currency translation of CSM	2g,11	—	—	—	—	—	1,657	—	—	1,657

Resolved during the Annual General Meeting of the Stockholders on June 24, 2005
Declaration of cash dividend	42	—	—	—	—	—	—	—	(2,921,226)	(2,921,226)
Appropriation for general reserve	42	—	—	—	—	—	—	122,584	(122,584)	—
Partnership program	42	—	—	—	—	—	—	—	(61,292)	(61,292)
Net income for the year		—	—	—	—	—	—	—	3,703,193	3,703,193

Balance as of June 30, 2005		5,040,000	1,073,333	(7,288,271)	385,595	2,383	231,252	1,803,397	19,737,484	20,985,173

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Figures in table are presented in millions)

	2004	2005
	Rp	Rp	US$ (Note 3)
	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	4,757,797	5,820,641	597	596.83579
Cellular	6,072,449	6,495,248	667	666.00851
Joint operation scheme	797,598	305,749	31	31.35083
Interconnection — net	1,952,305	3,018,150	309	309.47449
Other services	804,454	3,622,348	371	371.42763

Total cash receipts from operating revenues	14,384,603	19,262,136	1,975	1,975.09726
Cash payments for operating expenses	(6,168,009)	(7,679,669)	(787)	(787.45645)

Cash generated from operations	8,216,594	11,582,467	1,188	1,187.64081

Interest received	187,470	136,685	14	14.01538
Income tax payments	(2,157,157)	(2,754,115)	(282)	(282.40092)
Interest paid	(613,602)	(550,979)	(56)	(56.49618)
Cash receipt (refund) from/to customers and advances	19,021	(14,612)	(1)	(1.49828)

Net Cash Provided by Operating Activities	5,652,326	8,399,446	863	861.26080

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	345,594	15,485	2	1.58780
Purchase of marketable securities and placements in time deposits	(394,454)	(95,953)	(10)	(9.83881)
Proceeds from sale of property, plant and equipment	3,544	80,117	8	8.21502
Acquisition of property, plant and equipment	(2,095,457)	(4,808,148)	(493)	(493.01697)
Payment of advances for acquisition of property, plant and equipment	(85,958)	261,990	27	26.86388
Increase (decrease) in advances and others	—	(7,355)	(1)	(0.75417)

Net Cash Used in Investing Activities	(2,226,731)	(4,553,864)	(467)	(466.94325)

CASH FLOWS FROM FINANCING ACTIVITIES
Received of long-term liabilities	166,901	1,018,546	104	104.43948
Repayments of bonds	(490,803)	(780,565)	(80)	(80.03743)
Repayments of long-term liabilities	(1,178,344)	(2,054,601)	(211)	(210.67429)
Repayments of promissory notes	—	(290,000)	(31)	(29.73597)
Cash dividends paid	—	(554,550)	(57)	(56.86234)
Decrease (increase) in escrow accounts	(147,726)	(47,956)	(5)

Net Cash Used in Financing Activities	(1,649,972)	(2,709,126)	(280)	(277.78785)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,775,623	1,136,456	116	116.52971

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	113,569	17,292	2	1.77308

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,094,472	4,856,124	498	497.93632

CASH AND CASH EQUIVALENTS AT END OF YEAR	6,983,664	6,009,872	616	616.23912

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (continued)
FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2004 AND 2005
(Amounts in millions)

	2004	2005
	Rp	Rp	US$ (Note 3)
	(Restated)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Increase in property under construction through the incurrence of long-term debts	741,584	281,722	29
Payment of insurance premium through the incurrence of long-term debts	—	60,455	6
Acquisition of subsidiary through the issuance of Promissory Notes	3,257,566	—	—
See accompanying notes to consolidated financial statements which are an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information

Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 210 dated January 17, 1992, Supplement No. 5. The articles of association have been amended several times, the most recent amendment was made through deed No. 26 dated July 30, 2004, of Notary A. Partomuan Pohan, S.H., LLM., among others, to increase the Company’s authorized, issued and fully paid share capital by means of a 2-for-1 stock split. The notarial deed was approved by the Minister of Justice and Human Rights of the Republic of Indonesia in his decision letter No. C-23270 HT.01.04.TH.2004 dated September 17, 2004, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 18, 2005.

In accordance with article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

The Company’s principal business is the provision of domestic telecommunications services, including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1996, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”).

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through his two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also apply to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights does not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Director General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, was shortened to expire in August 2002 and August 2003, respectively. In return, the Government is required to pay compensation to the Company, the amount of which is to be estimated by an independent appraiser appointed by the Government.

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, addresses the following matters:
a.	Compensation for early termination of exclusive rights

The Government shall pay to the Company an amount of Rp478,000 million net of tax and Indosat shall pay to the Government an amount of Rp178,000 million net of tax. As of the date of issuance of these consolidated financial statements, the Company has not received any payments.

b.	License synchronization for the Company and Indosat

The Company was given the right to use access code of 007 for operating international telephone network and Indosat was given the right to use access code of 011 for operating DLD fixed telephone network.
On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)

Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been notarized by deed No. 4 dated March 10, 2004 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2004 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Kristiono
Director of Finance	:	Rinaldi Firmansyah
Director of Telecommunications Service Business	:	Suryatin Setiawan
Director of Human Resources and Support Business	:	Woeryanto Soeradji
Director of Telecommunications Network Business	:	Abdul Haris
Based on the resolution of the Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by Notary in form of resume No. 210/VI/2005 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the Stockholders have approved to change Board of Directors, accordingly the composition of the Company’s Board of Commissioners and Board of Directors as of June 30, 2005 was as follows:

President Commissioner	:	Tanri Abeng
Commissioner	:	Anggito Abimanyu
Commissioner	:	Gatot Trihargo
Independent Commissioner	:	Arif Arryman
Independent Commissioner	:	Petrus Sartono

President Director	:	Arwin Rasyid
Vice President Director / Chief Operating Officer	:	Garuda Sugardo
Director of Finance	:	Rinaldi Firmansyah
Director of Network & Solution	:	Abdul Haris
Director of Enterprise & Wholesale	:	Arief Yahya
Director of Human Resources	:	John Welly
Director of Consumer	:	Guntur Siregar
As of June, 2004 and 2005, the Company had 30.305 employees and 28.318 employees, respectively, including KSO Unit employees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company

The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange and London Stock Exchange for 700,000,000 Series B shares owned by the Government of the Republic of Indonesia, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No.1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by way of capitalization of certain additional paid-in capital. The bonus shares were distributed to the then existing stockholders in August 1999.

In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Based on the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp500 to Rp250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp500 was split to one Series A Dwiwarna share with par value of Rp250 and one Series B share with par value of Rp250. As a result of the stock split, the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

As of June 30, 2005, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 37,263,744 ADS shares were listed on the New York Stock Exchange and London Stock Exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries

The Company consolidates the following subsidiaries as a result of majority ownership or its right to control operations.

			Percentage of		Start of	Total assets
			ownership		commercial	before eliminations
Subsidiaries	Domicile	Nature of business	2004	2005	operations	2004	2005
			%	%
PT Dayamitra	Balikpapan	Telecommunications	90.32	100.00	1995	603,603	738,058
Telekomunikasi
PT Pramindo Ikat	Medan	Telecommunications	100.00	100.00	1995	1,639,756	1,411,755
Nusantara		construction & services
PT AriaWest International	Bandung	Telecommunications	100.00	100.00	1995	1,436,908	1,206,365
PT Multimedia Nusantara	Jakarta	Pay TV	100.00	100.00	1998	11,142	27,073
PT Graha Sarana Duta	Jakarta	Real estate, construction	100.00	100.00	1982	69,871	87,520
		and services
PT Indonusa Telemedia	Jakarta	Multimedia	90.39	90.39	1997	53,450	67,013
PT Telekomunikasi	Jakarta	Telecommunications	65.00	65.00	1995	18,063,586	22,261,045
Selular
PT Napsindo	Jakarta	Telecommunications	60.00	60.00	1999	38,895	23,027
Primatel International
PT Infomedia Nusantara	Jakarta	Data and information	51.00	51.00	1984	279,862	327,604
		service
PT Pro Infokom Indonesia	Jakarta	System information	51.00	—	2003	1,430	—
		network
The Company has indirect investments through its subsidiaries in the following companies:

				Ownership		Start of
			Nature of	percentage		Commercial
Indirect subsidiaries	Stockholders	Domicile	Business	2004	2005	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi	Mauritius	Fund raising	100.00	100.00	2002
	Selular
Aria West International	PT AriaWest	Netherlands	Finance	100.00	100.00	1996
Finance B.V.	International
PT Balebat Dedikasi	PT Infomedia	Bogor	Printing	51.00	51.33	2000
Prima	Nusantara

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I (Note 48), the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo (Note 5b).

Effective with the closing of the first tranche, the Company obtained control over the operations of Pramindo and KSO Unit I. As a result, the Company has consolidated Pramindo as of the date of the acquisition reflecting a 100% ownership interest in Pramindo (Note 5b).

PT AriaWest International (“AWI”)

AWI is the investor in KSO III (Note 48), the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) to acquire 100% of the issued and paid-up capital of AWI. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of AWI in which both parties agreed to the Company’s acquisition of AWI (Note 5c).

The CSPA provides for certain conditions that have to be satisfied at or prior to the closing date to effect the acquisition, e.g. completion of the restructuring of AWI’s loan, amendment of KSO III agreement, final and unconditional dismissal with prejudice of any proceeding. Those conditions have been satisfied at or prior to July 31, 2003.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing pay television and multimedia telecommunications services.

On April 8, 2003, the Company increased its ownership interest in Metra from 31% to 100% through a share-swap agreement with PT Indocitra Grahabawana (“Indocitra”). Pursuant to the agreement, the Company sold its investment in PT Menara Jakarta in exchange for Indocitra’s 69% ownership interest in Metra (Note 11j).

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services.

On April 6, 2001, the Company acquired a 100% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp119,000 million. This acquisition resulted in goodwill of Rp106,348 million which is being amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing multimedia telecommunications services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp13,500 million to 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial Deed No. 47 dated December 30, 2002 of Notary H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp43,620 million), thereby increasing the Company’s ownership interest to 60% after the settlement of payment on January 28, 2003.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”), and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp471 million.

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of AWI. AWI BV is engaged in rendering services in the field of trade and finance.

PT Balebat Dedikasi Prima (“Balebat”)

Infomedia has 51.33% direct ownership interest in Balebat, a company engaged in the printing business, domiciled in Bogor.

d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on July 27, 2005.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies adopted by the Company and subsidiaries conform to accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies in certain significant respects to accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 54.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are rounded to and presented in millions of Indonesian Rupiah (“Rp”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7 “Related Party Disclosures”.

d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for using the purchase method of accounting. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The acquisition transaction with entities under common control is accounted for in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries (continued)

The Company continually assesses whether events or changes in circumstances have occurred that would require revision of the remaining estimated useful life of goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liabilities balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance sheet date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp9,375 and Rp9,405 to US$1 as of June 30, 2004 and Rp9,745 and Rp9,760 to US$1 as of June 30, 2005.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement. For the purpose of the statements cash flows, bank overdrafts that are repayable on demand and form an integral part of cash management of the Company and subsidiaries are included as a component of cash and cash equivalents.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses on available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and over which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred obligations in respect of the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies (continued)

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the stockholders’ equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current year.
h.	Trade and other accounts receivable

Trade and other accounts receivable are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts at the end of the year. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. In the other hand, the allowance for past due balances in between 7 until 12 months, 13 months and 24 months, for governmental and military customers, are 25%, 50% and 100% from balances, respectively. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories, principally consist of components and modules, which are transferred to Plant, Property and Equipment upon use. Inventories also include Subscriber Identification Module (“SIM”) card, Removable User Identity Module (“RUIM”) card and prepaid voucher blanks.

Cost is determined using the weighted average method for components, SIM card, RUIM card and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k.	Property, plant and equipment — direct acquisitions

Property, plant and equipment directly acquired are stated at cost, except for certain revalued assets, less accumulated depreciation.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5—15
Telegraph, telex and data communication equipment	5—15
Transmission installation and equipment	5—20
Satellite, earth station and equipment	3—15
Cable network	5—15
Power supply	3—10
Data processing equipment	3—10
Other telecommunications peripherals	5
Office equipment	3—5
Vehicles	5—8
Other equipment	5
Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated based on the applicable depreciation rates.

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statement of income.

Computer software used for data processing is included in the value of the associated hardware.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment — direct acquisitions (continued)

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account it relates to. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statement of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the Liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method.

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

Revenue earned under revenue-sharing arrangements is recognized on the basis of the Company’s share as provided in the agreement.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors are presented net of all direct costs incurred in connection with the KSO agreement and are amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR are recognized on a monthly basis based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR is recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the Joint Operation Schemes are recorded in the books of the KSO Investors which operate the assets and are transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues

Revenues from service connections (connection fees) are recognized as income at the time the connections occur. Revenues from airtime (for cellular) and monthly subscription charges are recognized as accessed and as earned. Revenues from prepaid card customers, which consist of the sale of starter packs, also known as SIM cards in the case of cellular and RUIM in the case of fixed wireless telephone, and pulse reload vouchers, are recognized as follows:

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
p.	Revenue and expense recognition
ii.	Cellular and fixed wireless telephone revenues
1.	Sale of starter packs is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

2.	Sale of pulse reload vouchers is recognized initially as unearned income and recognized proportionately as revenue based on successful calls made by the subscribers or whenever the unused stored value of the voucher has expired.
iii.	Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized as incurred and are presented net of interconnection expenses.
Expenses are recognized on an accrual basis.

q.	Pension benefits
i.	Defined benefit pension plans

The Company and certain subsidiaries established defined benefit pension plans covering substantially all of their permanent employees.

The Company’s net obligation in respect of the defined benefit pension plans is calculated at the net present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets. The calculation is performed by an independent actuary using the projected unit credit method.

The benefits earned by the employees are recognized in the statement of income on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan, except to the extent that the benefits relate to pensioners which are recognized immediately in the statement of income.

ii.	Early retirement benefits

Early retirement program is voluntary for the employee. Early retirement expense is recognized when an offer made by the Company has been accepted by the employee and is without realistic possibility of withdrawal.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits other than pension
i.	Long service awards (“LSA”)

The Company’s employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or at the time of termination.

The Company’s obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

ii.	Post-retirement health care plan

The Company provides a post-retirement health care plan that covers its retired employees who meet age, participation and length of service requirements at retirement, and their eligible dependents.

The Company’s obligation with respect to post-retirement health care plan is calculated by an independent actuary using the projected unit credit method.
s.	Income tax

The Company and subsidiaries apply the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. This method also requires the recognition of future tax benefits, such as the benefit of tax loss carry forwards, to the extent their realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited in the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

t.	Earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the year. In connection with the stock split discussed in Note 1b, the prior years’ share and per share amount have been restated to reflect the stock split. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

Segment information is prepared in conformity with the accounting policies adopted for preparing and presenting the consolidated financial statements.

v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualify for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income of the current year or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp9,752 to US$1 published by Reuters on June 30, 2005. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	RESTATEMENT OF FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 20004

The Company made restatement of financial statements as previously reported related with accounting changes for amendment of the joint operation scheme in Division Regional IV (“KSO IV”) dated January 20, 2004 between the Company and MGTI. The Company, previously, recorded the amendment of the joint operation scheme in Division Regional IV as revenue sharing agreement. Subsequently, the Company concluded that the amendment of the joint operation scheme, substantially, as take over of operational of KSO IV and MGTI’s property, plant and equipment. The operational KSO IV and MGTI’s property, plant and equipment meet the criteria of a business. As the Company gained control in the business (KSO IV), the Company treated the transaction as a business combination using the purchase method of accounting. Therefore, the Company made certain adjustment to the previous financial statement for the six months period ended June 30, 2004.

Set forth below are the effects of the restatements on the previously reported consolidated net income for the six months period ended June 30, 2004:

	2004
	Previously	As
	Reported	Restated
Consolidated Balance Sheet
Total assets	55,823,493	56,257,088
Total liability	31,715,005	32,514,264
Total stockholders’ equity	20,196,014	19,830,350

Consolidated Statement of Profit and Loss
Operating income	16,108,605	16,134,085
Operating expense	9,379,843	9,426,106
Other income (expense) — net	(1,134,209)	(1,636,646)
Net income	2,875,156	2,509,491

Consolidated Statement of Changes in Equity
Retained earning — unapproriated	19,194,075	18,828,411

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV

In relation with economic crisis in Indonesia since mid of 1997, part of KSO Investors had difficulty in fulfill their liabilities as stated in KSO agreement. Company and part of KSO Investors make agreement but did not resolve the problem clearly. Then Company acquired Dayamitra (KSO Investor at KSO VI), Pramindo (KSO Investor at KSO I) and AWI (KSO Investor in KSO III) and acquired control at KSO IV.
a.	Dayamitra

On May 17, 2001, the Company acquired 90.32% of the shares of Dayamitra for an aggregate purchase price of US$134.2 million (including consultants’ fees of approximately US$3.3 million or Rp37,325 million). Pursuant to the terms of the agreement, the Company paid the initial payment amount of US$18.3 million (Rp206,675 million) on May 17, 2001, the closing date of the transaction, and US$8.9 million (Rp100,989 million) on August 10, 2001 as a post-closing working capital adjustment to the purchase price. The remaining amount of US$103.6 million (Rp1,171,157 million) was paid through an escrow arrangement discussed below, in eight quarterly installments of US$12.9 million, from August 17, 2001 to May 17, 2003. The estimated present value of US$103.6 million at the discount rate of 14% was estimated to be US$89.1 million (Rp1,006,310 million).

The acquisition of Dayamitra has been accounted for using the purchase method of accounting. This acquisition resulted in the identification of an intangible asset amounting to Rp1,276,575 million representing the right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 9.6 years (Note 15). There was no goodwill arising from this acquisition.

The Company acquired control of Dayamitra on May 17, 2001 and has consequently consolidated Dayamitra from that date.

The allocation of the acquisition cost for the 90.32% ownership in Dayamitra was as follows:

Rp

Purchase consideration — net of discount on promissory notes	1,351,299

Fair value of net assets acquired:
— Cash and cash equivalents	93,652
— Distributable KSO revenue receivable	62,398
— Other current assets	9,450
— Property, plant and equipment	1,401,479
— Intangible assets	1,276,575
— Other non-current assets	19,510
— Current liabilities	(236,265)
— Deferred tax liabilities	(581,816)
— Non-current liabilities	(693,684)

1,351,299

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
a.	Dayamitra (continued)

Net cash outflow on the acquisition of Dayamitra amounted to Rp241,300 million.

In connection with the Dayamitra transaction, the Company also entered into the following agreements:
1.	Option Agreement

The Company entered into an Option Agreement with TM Communications (HK) Ltd (“TMC”), providing the Company with an option to acquire the remaining 9.68% equity interest in Dayamitra, referred to as the Option Share. Under the agreement, TMC, the selling stockholder, granted the Company an exclusive option to purchase full and legal title to the Option Share (the “Call Option”), and the Company granted the selling stockholder an exclusive option to sell to the Company full legal title to those shares (the “Put Option”).

In consideration for the grant of the options, the Company paid to the selling stockholder the option purchase price of US$6.3 million plus US$1 million as payment for Dayamitra’s adjusted working capital, or a total of US$7.3 million. The amount was payable in eight quarterly installments of US$0.9 million beginning on August 17, 2001 and ending on May 17, 2003. Payments were made through an escrow account established under the Escrow Agreement discussed below. As of December 31, 2003, the option purchase price that had been paid by the Company amounted to US$7.3 million or equivalent to Rp65,458 million and is presented in “Advance payments for investments in shares of stock” in the consolidated balance sheet (Note 5e).

The Company was entitled to exercise the option any time after Dayamitra satisfied all of its obligations under the JBIC (formerly J-Exim) loan beginning on May 17, 2003 and until five business days prior to March 26, 2006. The strike price payable by the Company to the selling stockholder for the Option Shares upon exercise of the option was US$16.2 million less certain amounts that are stipulated in the Option Agreement.

Dayamitra repaid the JBIC loan and the JBIC loan agreement was terminated on March 25, 2003.

On December 14, 2004, the Company exercised the option by entering into a Sale and Purchase Agreement to acquire TMC’s 9.68% outstanding shares in Dayamitra with the strike price of US$16.2 million which the payment will be due on March 26, 2006. Payment of the strike price will be made through an escrow account established under the Escrow Agreement discussed below. The Company is required to deposit US$12.6 million (representing the strike price of US$16.2 million less funds available in the escrow account on November 30, 2004 of US$2.4 million and withholding tax of US$1.2 million) in sixteen monthly installments of US$0.8 million beginning on December 26, 2004 through March 26, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
a.	Dayamitra (continued)
The purchase price for 9.68% outstanding shares of Dayamitra was US$22.1 million or equivalent to Rp203,028 million which represents the present value of the option strike price (US$16.2 million) using a discount rate of 7.5% at the acquisition date plus the option purchase price (US$6.3 million) and payment for Dayamitra’s adjusted working capital (US$1 million). This additional acquisition resulted in intangible assets of Rp231,477 million. The amount is being amortized over the remaining term of the KSO agreement of 6 years (Note 15). There was no goodwill arising from this additional acquisition. Had this acquisition taken place on January 1 of the previous year, consolidated income would not have been significantly different from the reported amounts.

As of June 30, 2005, the remaining option strike price to be paid to TMC, before unamortized discount, amounted to US$15.0 million (Rp146,664 million) and is presented as “Liabilities for acquisitions of subsidiaries and KSO IV” (Note 26).

2.	Escrow Agreement

An Escrow Agreement dated May 17, 2001, was entered into by and among the Company, Dayamitra, PT Intidaya Sistelindomitra (“Intidaya”), Cable and Wireless plc (“C&W plc”), PT Mitracipta Sarananusa (“Mitracipta”), TMC, Tomen Corporation (“Tomen”), Citibank N.A. Singapore (the Singapore Escrow Agent) and Citibank N.A. Jakarta (the Jakarta Escrow Agent), to establish an Escrow Account and facilitate the payment (Note 16).
b.	Pramindo

On April 19, 2002, the Company and the stockholders of Pramindo, namely France Cables et Radio SA, PT Astratel Nusantara, Indosat, Marubeni Corporation, International Finance Corporation (“IFC”) and NMP Singapore Pte. Ltd. (“NMP Singapore”) (collectively the “Selling Stockholders”) entered into a Conditional Sale and Purchase Agreement (“CSPA”) pursuant to which the Company acquired all of Pramindo’s shares. The Selling Stockholders shares were transferred to an escrow account (hereafter referred as “escrow shares”).

Legal title to the escrow shares was transferred to Telkom in 3 (three) specific tranches on 15 September 2002 — 30%, 30 September 2003 — 15% and on 31 December 2004 — 55% upon payment of the promissory notes issued to the selling stockholders as payment for the acquisition of the shares. The escrow shares can be accessed by the selling stockholders only upon default on payment of the promissory notes by the Company and no dividends can be paid out until the arrangements between the parties are completed or terminated in accordance with the terms of the relevant agreements.

The Company and the Selling Stockholders also entered into a Stockholders Voting Agreement (“SVA”) on August 15, 2002, pursuant to which each stockholder of Pramindo delivered to the Company a Power of Attorney (“PoA”) whereby the Company obtained the right to vote the escrow shares. The Company thereby acquired the right to nominate all of the members of the Board of Directors and Board of Commissioners of Pramindo. The SVA is subject to certain reserve matters which serve as protective rights to the Selling Stockholders.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
b.	Pramindo (continued)

The aggregate purchase price amounted to US$390.3 million (Rp3,464,040 million) plus Rp250,000 million, represented by an initial payment of approximately US$9.3 million (Rp82,218 million), consultants’ fees of US$5.9 million (Rp52,818 million), working capital reimbursement of Rp250,000 million, and the issue by Telkom of Promissory Notes (series I and series II) with an aggregate face value of US$375.1 million, of which the present value at the discount rate of 8.76% at the effective date of the acquisition was estimated to be US$332.8 million (Rp2,953,617 million). The series I promissory notes are non-interest bearing and the series II promissory notes carry a market interest rate. The Promissory Notes are to be paid in 10 unequal quarterly installments beginning September 15, 2002 and are irrevocable, unconditional and transferable.

The total purchase consideration was allocated first to the net monetary assets and then the fixed assets acquired. An intangible asset of Rp2,752,267 million was identified representing right to operate the business in the KSO Area. The amount is being amortized over the remaining term of the KSO agreement of 8.4 years (Note 15). There was no goodwill arising from this acquisition.

In addition, the portion that relates to Indosat’s 13% equity interest in Pramindo has been accounted for as a restructuring of entities under common control. The difference between the purchase consideration and the historical amount of the net assets acquired amounting to Rp296,038 million, included as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section, is calculated as follows:

Rp

Purchase consideration — net of discount on promissory notes	3,338,653
Historical amount of net assets	1,061,437

Difference in value for 100% ownership	2,277,216

Difference adjusted to stockholders’ equity for Indosat’s 13% ownership in Pramindo	296,038

The Company acquired control of Pramindo on August 15, 2002 and has consequently consolidated Pramindo from August 1, 2002 being the nearest convenient balance date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
b.	Pramindo (continued)

The allocation of the acquisition cost was as follows:

Rp

Purchase consideration — net of discount on promissory notes	3,338,653

Fair value of net assets acquired:
— Cash and cash equivalents	141,475
— Distributable KSO revenue receivable	187,468
— Other current assets	13,839
— Property, plant and equipment	1,807,338
— Intangible assets	2,752,267
— Other non-current assets	160,139
— Current liabilities	(284,120)
— Deferred tax liabilities	(1,115,645)
— Non-current liabilities	(620,146)

Fair value of net assets	3,042,615
Difference adjusted to equity for 13% Indosat’s ownership in Pramindo	296,038

Total purchase consideration	3,338,653

Net cash outflow on the acquisition of Pramindo amounted to Rp243,561 million.

The outstanding promissory notes issued for the acquisition of Pramindo are presented as “Liabilities for acquisitions of subsidiaries and KSO IV”” in the consolidated balance sheet as of December 31, 2003 (Note 26). As of December 31, 2003, the outstanding promissory notes, before unamortized discount, amounted to US$191.2 million (Rp1,615,473 million). On January 28, 2004, the Company obtained a loan to finance the payment of these promissory notes (Note 24c). On March 15, 2004, the Company repaid the remaining balance of these promissory notes and legal title to all of Pramindo’s shares has been completely transferred to the Company.

c.	AWI

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of AWI, the investor in KSO III, for approximately Rp1,141,752 million plus the assumption of AWI’s debts of Rp2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (Rp927,272 million), of which the present value at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (Rp788,322 million). The promissory notes are to be paid in 10 equal semi-annual installments beginning July 31, 2004.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
c.	AWI (continued)

The acquisition of AWI has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp

Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Amount of cash and promissory notes given up	1,141,752

Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations include the operating results of AWI since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of AWI are presented as “Liabilities for acquisitions of subsidiaries and KSO IV” in the consolidated balance sheets as of December 31, 2003 and 2004 (Note 26). As of December 31, 2003 and 2004, the outstanding promissory notes, before unamortized discount, amounted to US$109.1 million (Rp921,818 million) and US$98.2 million (Rp913,091 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. In addition, the Company also entered into a settlement agreement with AWI pursuant to which the Company and AWI irrevocably settled, discharged, and released claims and counterclaims in their ICC arbitration proceeding, and the Company agreed to pay a settlement amount of US$20 million. Based on this settlement and subsequent receipt of trade receivables from KSO III, the Company decided to reverse the provision for bad debts that had previously been recognized (Note 7d) and has accrued the costs related to the settlement at December 31, 2002.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
d.	Amendment of the Joint Operation Scheme in Division Regional IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are:
•	The rights to operate fixed-line telecommunication services are transferred to the Company, where KSO IV is operated under the management, supervision, control and responsiblity of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV are assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in existing property, plant and equipment (including new additional installations) and inventories shall be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

The purchase price for this transaction was approximately US$390.7 million or equivalent to Rp3,285,362 million which represents the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp

Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consideration	3,285,362

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	ACQUISITION OF KSO INVESTORS AND KSO IV (continued)
d.	Amendment of the Joint Operation Scheme in Division Regional IV (“KSO IV”) (continued)

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations include the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of June 30, 2004 and 2005, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$495.4 million (Rp4.659.393 million) and US$428.3 million (Rp4,180,533 million) are presented as “Liabilities for acquisitions of subsidiaries and KSO IV” (Note 26).

e.	Advance payments for investments in shares of stock

	2003	2004

Dayamitra (Note 5a)	65,458	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS

	2004	2005
Cash on hand	21,834	27,385

Cash in banks
Related parties
Rupiah
Bank Negara Indonesia	241,768	265,130
Bank Mandiri	41,120	98,599
Bank Rakyat Indonesia	27,449	9,104
Bank Pos Nusantara	2,595	1,404

Total	312,932	374,236

Foreign currencies
Bank Mandiri	55,145	101,325
Bank Negara Indonesia	1,390	2,042
Bank Rakyat Indonesia	576	649

Total	57,111	104,016

Total — related parties	370,043	478,252

Third parties
Rupiah
Citibank NA	2,417	324
Bank Bukopin	60,796	1,564
Bank Central Asia	4,977	5,612
Bank Niaga	1,225	1,762
ABN AMRO Bank	99,751	105,728
Bank Danamon	112	552
Lippo Bank	3,379	1,548
Bank Internasional Indonesia	11	1,517
Bank Buana Indonesia	193	1,216
Bank Muamalat Indonesia	76	75
Bank Mega	1,236	683
Deutsche Bank	10,477	21,710

Total	184,650	142,293

Foreign currencies
Citibank NA	2,706	6,619
Deutsche Bank	1,638	3,384
Standard Chartered Bank	97	98
ABN AMRO Bank	30,986	109
Bank Internasional Indonesia	17	14
Bank Central Asia	71	98
The Bank of Tokyo Mitsubishi	120	15

Total	35,635	10,336

Total — third parties	220,285	152,628

Total cash in banks	590,328	658,265

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

	2004	2005
Time deposits
Related parties
Rupiah
Bank Mandiri	777,320	1,252,071
Bank Rakyat Indonesia	835,925	347,165
Bank Negara Indonesia	1,144,266	343,640
Bank Tabungan Negara	241,860	80,155

Total	2,999,371	2,023,031

Foreign currencies
Bank Negara Indonesia	141,343	100

Total	141,343	100

Total — related parties	3,140,714	2,023,131

Third parties
Rupiah
Standard Chartered Bank	710,950	520,220
Bank Mega	86,606	76,145
Bank Bukopin	88,302	75,135
Bank BTPN	—	61,955
Bank Jabar	70,449	87,080
Bank Niaga	1,001,540	108,520
Deutsche Bank	60,145	810,500
Bank Danamon	—	61,535
ABN AMRO Bank	3,000	—
Bank NISP	69,449	64,070
Bank Bumiputra	18,303	18,303
Bank Tugu	14,500	—
Bank Yudha Bhakti	44,337	—
Bank Muamalat Indonesia	—	9,000
Bank Syariah Mega Indonesia	—	10,000
BankInternasional Indonesia	—	6,000

Total	2,167,581	1,908,463

Foreign currencies
Standard Chartered Bank	526,363	—
The Hongkong Shanghai Bank Corporation	—	188,529
Deutsche Bank	536,844	1,231,483

Total	1,063,207	1,420,012

Total — third parties	3,230,788	3,328,475

Total time deposits	6,371,502	3,986,740

Total cash and cash equivalents	6,983,664	6,009,872

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6.	CASH AND CASH EQUIVALENTS (continued)

Range of interest rates per annum for time deposits is as follows:

	2004	2005

Rupiah	4.75% — 6.50%	4.00% — 7.86%
Foreign currencies	0.60% — 2.50%	0.65% — 2.50%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.

Refer to Note 46 for details of related party transactions.
7.	TRADE ACCOUNTS RECEIVABLE
a.	By Debtor

Related parties:

	2004	2005

KSO Units	276,740	150,211
Government agencies	457,280	364,016
PT Mandara Selular Indonesia (PT Mobisel Selular Indonesia)	37,141	—
PT Citra Sari Makmur	21,693	1,314
PT Aplikanusa Lintasarta	4,279	3
PT Patra Telekomunikasi Indonesia	11,540	—
PT Gratika	1,090	—
Others	2,691	62,532

Total	812,454	578,076
Allowance for doubtful accounts	(142,263)	(115,673)

Net	670,191	462,403

Trade accounts receivable from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE ACCOUNTS RECEIVABLE (continued)
     a. By Debtor (continued)
Third parties:

	2004	2005
Residential and business subscribers	3,152,897	3,256,748
Overseas international carriers	90,854	250,276
Others	77,634	—

Total	3,321,385	3,507,024
Allowance for doubtful accounts	(485,478)	(543,659)

Net	2,835,907	2,963,365

     b. By Age
Related parties:

	2004	2005
Up to 6 months	621,781	415,934
7 to 12 months	44,757	45,950
13 to 24 months	29,686	85,369
More than 24 months	116,230	30,823

Total	812,454	578,076
Allowance for doubtful accounts	(142,263)	(115,673)

Net	670,191	462,403

Third parties:

	2004	2005
Up to 3 months	2,691,676	1,875,396
More than 3 months	629,709	1,631,628

Total	3,321,385	3,507,024
Allowance for doubtful accounts	(485,478)	(543,659)

Net	2,835,907	2,963,365

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE ACCOUNTS RECEIVABLE (continued)
     c. By Currency
Related parties

	2004	2005
Rupiah	692,810	576,027
United States Dollar	119,644	2,049

Total	812,454	578,076
Allowance for doubtful accounts	(142,263)	(115,673)

Net	670,191	462,403

Third parties

	2004	2005
Rupiah	3,242,143	3,263,748
United States Dollar	79,242	243,276

Total	3,321,385	3,507,024
Allowance for doubtful accounts	(485,478)	(543,659)

Net	2,835,907	2,963,365

     d. Movements in the allowance for doubtful accounts

	2004	2005
Beginning balance	443,892	522,066
Additions	218,196	220,725
Bad debts write-off	(34,347)	(83,459)

Ending balance	627,741	659,332

Management believes that the allowance for doubtful receivables is adequate to cover probable losses on uncollectible accounts.
Except for the amounts receivable from Government Agencies, management believes that there are no significant concentrations of credit risk on these receivables.
Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. INVENTORIES

	2004	2005
Components:
Telephone terminals and spare parts	1,596	7,280
Cable and transmission installation spare parts	25,304	23,624
Other spare parts	13,603	13,155

Total	40,502	44,059
Allowance for obsolescence	(12,835)	(10,992)

Net	27,667	33,067

Modules:
Cable and transmission installation spare parts	59,764	53,684
Telephone terminals and spare parts	33,750	34,858
Other spare parts	272	10,163

Total	93,786	98,705
Allowance for obsolescence	(28,855)	(37,451)

Net	64,931	61,254

Cards:
SIM cards, RUIM cards and prepaid voucher blanks	47,382	45,554
Allowance for obsolescence	(336)	(195)

Net	47,046	45,359

Total	139,644	139,680

Movements in the allowance for obsolescence are as follows:

	2004	2005
Beginning balance	40,489	53,719
Additions	3,774	787
Inventory write-off	(2,237)	(5,869)

Ending balance	42,027	48,638

Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
At June 30, 2005, inventory held by a certain subsidiary was insured against fire, theft and other specified risks for US$0.8 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9. PREPAID EXPENSES

	2004	2005
Rental	381,695	584,621
Salary	165,091	308,352
Insurance	16,289	14,058
Telephone directory issuance cost	5,051	—
Other	21,133	91,527

Total	589,259	998,558

10. OTHER CURRENT ASSETS

	2004	2005
Bank Mandiri	162,114	44,827
Deutsche Bank dan Citibank	1,188	981

Total	163,302	45,808

As of June 30, 2005, the balance consists of the Company’s time deposits of US$4.6 million ( Rp44,827 million) pledged as collateral for credit facility obtained by Napsindo (Note 22a) which will be matured in August 2005 amounted US$1.8 million and amounted US$2.8 million being processed for extension until April 2006. The Company intends to settle the loan at the end of guarantee period. The balance also consists of Telkomsel’s deposit of Rp981 million pledged as collateral for bank guarantees.
As of June 30, 2004, the balance consists of the Company’s time deposits of US$13.7 million (Rp129,334 million) pledged as collateral for credit facility obtained by Napsindo (Note 22a) and Rp32,780 million pledged as collateral for bank guarantees, and Telkomsel’s Rupiah time deposits of Rp1,188 million pledged as collateral for bank guarantees covering payments of customs duties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS

	2004
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	52,422	—	1,829	7,846	62,097
PT Metro Selular Nusantara	20.17	—	—	—	—	—
PT Patra Telekomunikasi Indonesia*	30.00	11,332	—	995	—	12,327
PT Mobile Selular Indonesia	25.00	—	—	—	—	—
PT Pasifik Satelit Nusantara	22.57	—	—	—	—	—
PT Menara Jakarta	20.00	—	—	—	—	—

		63,754	—	2,824	7,846	74,424

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Medianusa Pte. Ltd.	9.44	108	—	—	—	108

Sub Total		894	—	—	—	894

Total		64,648	—	2,824	7,846	75,318

*	Deduction represents cash dividends received by the Company

	2005
	Percentage			Equity in
	of	Opening	Addition /	net income	Translation	Ending
	ownership	balance	(deduction)	(loss)	adjustment	balance
Equity method:
PT Citra Sari Makmur	25.00	60,116	—	2,044	1,657	63,817
PT Patra Telekomunikasi Indonesia	30.00	12,421	—	4,748	—	17,169
PT Pasifik Satelit Nusantara	43.69	—	—	—	—	—

		72,537	—	6,792	1,657	80,986

Cost method:
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199
Bridge Mobile Pte. Ltd.	14.29	—	9,290	—	—	9,290
Medianusa Pte. Ltd.	—	108	(108)	—	—	—
PT Mandara Selular Indonesia	1.33	—	—	—	—	—

		894	9,182	—	—	10,076

		73,431	9,182	6,792	1,657	91,062

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS (continued)
On August 8, 2003, the Company and PT Centralindo Pancasakti Cellular (“CPSC”) signed a share-swap agreement (“KMT-IP share-swap transaction”) in which the Company delivered its 14.20% outstanding shares in PT Komunikasi Selular Indonesia (“Komselindo”), its 20.17% outstanding shares in PT Metro Selular Nusantara (“Metrosel”), and its 100% outstanding shares in PT Telekomindo Selular Raya (“Telesera”) to CPSC. In return, CPSC delivered its 30.58% outstanding shares in PT Indonusa Telemedia (“Indonusa”), 21.12% outstanding shares in PT Pasifik Satelit Nusantara (“PSN”) under certain terms and paid cash of Rp5,398 million to the Company.
From the KMT – IP share-swap transaction, the Company recognized a loss of Rp47,307 million being the difference between the fair value of assets received and the carrying amount of the Company’s investments given to CPSC, and reversal of difference due to change of equity in Metrosel previously recognized directly in equity.
a.	PT Citra Sari Makmur (“CSM”)
CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.
As of June 30, 2004 and 2005, the carrying amount of investment in CSM was equal to the underlying equity in net assets of CSM.
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)
Patrakom is engaged in providing satellite communication system services and related services and facilities to companies in the petroleum industry.
As of June 30, 2004 and 2005, the carrying amount of investment in Patrakom was equal to the underlying equity in net assets of Patrakom.
c.	PT Pasifik Satelit Nusantara (“PSN”)
PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific Region.
As of 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment has been reduced to zero.
On August 8, 2003, as a result of share-swap transaction with CPSC, the Company interest in PSN effectively increased to 43.69%. The Company decided to increase its ownership interest in PSN as part of the share-swap transactions that was premised on the Company’s assessment that PSN’s satellite services will allow it to capitalize on a government program which calls for the provision of telecommunication services to remote areas of Indonesia.
In 2003, PSN entered into a negotiation with its current creditors to restructure its debts. As of the date of issuance of these consolidated financial statements, the debt restructuring was not yet effective.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS (continued)
d.	PT Batam Bintan Telekomunikasi (“BBT”)
BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.
e.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)
Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.
f.	Bridge Mobile Pte. Ltd
On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.
Telkomsel contributed US$1.0 million which represents a 14.286% ownership interest.
g.	Medianusa Pte. Ltd.
Medianusa Pte. Ltd. is an associated company of Infomedia, which is engaged as a sales agent, in search of advertisers for telephone directories. On November 30, 2004, Infomedia sold its entire ownership in Medianusa Pte. Ltd. for SGD0.024 million (Rp134.794 million) and recognized a gain of Rp27 million.
h.	PT Mandara Selular Indonesia (“Mobisel”)
Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp10,398 million represented a 25% equity ownership in Mobisel.
As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.
On July 28, 2003, Mobisel’s stockholders agreed to a restructuring program which included a debt to equity conversion of Mobisel’s interconnection payables to the Company, and an equity investment by a new stockholder. The debt conversion was completed in August 2003 which resulted in dilution of the Company’s interest to 7.44%.
In January 2004, the Company’s ownership interest was further diluted to 6.4% following the debt to equity conversion of Mobisel’s debt to PT Property Java, Boston Investment Limited and Inquam (Indonesia) Limited Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS (continued)
h.	PT Mandara Selular Indonesia (“Mobisel”) (continued)
On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.
On May 25, 2005, Mobisel’s stockholders agreed to issue 1,179,418,253 series B shares to a new stockholder and an existing stockholder. The issuance of 1,179,418,253 series B shares resulted in dilution of the Company’s interest in Mobisel to 1.33%.
i.	PT Metro Selular Nusantara (“Metrosel”)
Metrosel is engaged in providing national mobile cellular services and related facilities in Central Java, Yogyakarta, East Java, Maluku and Irian Jaya.
On May 30, 2002, Metrosel made an equity call. The Company made additional capital contributions amounting to Rp13,513 million to maintain its ownership in Metrosel at 20.17%.
On August 8, 2003, the Company exchanged its investment in Metrosel to CPSC.
j.	PT Menara Jakarta (“MJ”)
MJ was engaged in the construction and the operation of towers and related facilities. The economic difficulties faced by Indonesia have resulted in the termination of MJ’s construction projects at the end of 1997. The value of this investment has been reduced to nil.
On April 8, 2003, the Company exchanged all its shares in MJ to PT Indocitra Grahabawana (“Indocitra”) for Indocitra’s 69% ownership interest in Metra (Note 1c).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT

	January 1,	KSO VI				June 30,
	2004	acquisitions	Additions	Deductions	Reclassifications	2004
At cost or revalued amounts:
Direct acquisitions
Land	298,964	—	9,207	(2,385)	—	305,786
Buildings	1,819,095	7,021	3,491	(643)	70,274	1,899,238
Switching equipment	10,473,392	612,502	41,205	(2,949)	45,917	11,170,067
Telegraph, telex and data communication equipment	199,314	—	—	—	—	199,314
Transmission installation and equipment	16,818,179	271,678	50,305	(527,293)	2,305,619	18,918,488
Satellite, earth station and equipment	6,209,827	—	1,721	(163,490)	263,103	6,311,161
Cable network	15,488,797	1,427,049	9,263	(144,916)	92,026	16,872,219
Power supply	1,149,458	18,644	1,869	(2,869)	19,966	1,187,068
Data processing equipment	3,252,667	32,012	200,226	(21,787)	29,730	3,492,848
Other telecommunications peripherals	735,188	—	—	(363)	145	734,970
Office equipment	660,491	101	34,622	(543)	3,485	698,156
Vehicles	187,853	3,859	196	(4,004)	26	187,930
Other equipment	107,573	—	359	(4,835)	7,117	110,214
Property under construction:
Buildings	54,888	—	68,384	—	(63,282)	59,990
Switching equipment	158,056	—	2,221	—	(9,265)	151,012
Transmission installation and equipment	93,907	—	2,082,323	—	(1,929,664)	246,566
Satellite, earth station and equipment	607,172	—	229,917	—	—	837,089
Cable network	14,524	—	862,025	—	(719,225)	157,324
Power supply	106	—	5,225	—	(322)	5,009
Data processing equipment	10,526	—	37,057	—	(23,764)	23,819
Other telecommunications peripherals	16,483	—	182	—	(1,890)	14,775
Leased assets
Vehicles	239	—	—	—	—	239

Total	58,356,699	2,372,866	3,639,798	(876,077)	89,996	63,583,282

Accumulated depreciation:
Direct acquisitions
Buildings	812,319	—	55,412	(530)	2,986	870,187
Switching equipment	5,266,488	—	341,230	(667)	29,261	5,636,312
Telegraph, telex and data communication equipment	194,249	—	475	—	—	194,724
Transmission installation and equipment	4,956,895	—	1,335,238	(473,176)	20,739	5,839,696
Satellite, earth station and equipment	2,158,379	—	75,183	(163,490)	—	2,070,072
Cable network	6,613,281	—	752,130	(3,555)	9,837	7,371,693
Power supply	797,925	—	50,802	(382)	3,276	851,621
Data processing equipment	1,469,816	—	258,559	—	544	1,728,919
Other telecommunications peripherals	572,190	—	38,508	(20,977)	36	589,757
Office equipment	497,467	—	24,207	(532)	(37)	521,105
Vehicles	173,134	—	3,338	(3,984)	—	172,488
Other equipment	69,302	—	6,973	—	—	76,275
Leased assets
Vehicles	114	—	—	—	—	114

Total	23,581,559	—	2,942,055	(667,293)	66,642	25,922,963

Net Book Value	34,775,140					37,660,319

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				June 30,
	2005	Additions	Deductions	Reclassifications	2005
At cost or revalued amounts:
Direct acquisitions
Land	327,339	9,837	21,100	(225)	315,851
Buildings	2,170,055	64,147	2,527	4,461	2,236,136
Switching equipment	10,360,100	11,405	—	121,386	10,492,891
Telegraph, telex and data communication equipment	213,855	992	—	(353)	214,494
Transmission installation and equipment	26,922,143	2,673,393	—	7,807	29,603,343
Satellite, earth station and equipment	3,354,803	31,284	—	(494,322)	2,891,765
Cable network	17,701,074	133,162	413	391,997	18,225,820
Power supply	1,194,710	7,101	—	50,130	1,251,941
Data processing equipment	3,786,741	291,329	—	(2,393)	4,075,677
Other telecommunications peripherals	824,634	71,392	—	(2,052)	893,974
Office equipment	661,666	34,638	—	6,483	702,787
Vehicles	191,403	12	822	(475)	190,118
Other equipment	112,626	1,952	—	—	114,578
Property under construction:
Buildings	53,412	4,778	—	(1,155)	57,035
Switching equipment	—	97	—	—	97
Transmission installation and equipment	175,131	861,990	—	(8,403)	1,028,718
Satellite, earth station and equipment	776,899	—	—	—	776,899
Cable network	25,508	528,033	—	(287,544)	265,997
Power supply	69	3,481	—	—	3,550
Data processing equipment	16,681	2,679	—	(10,891)	8,469
Other telecommunications peripherals	—	1,029	—	—	1,029
Leased assets		—		—
Vehicles	413	—	—		413

Total	68,869,262	4,732,730	24,862	(225,549)	73,351,581

Accumulated depreciation:
Direct acquisitions
Buildings	952,638	68,203	1,370	159	1,019,630
Switching equipment	5,601,273	384,477	—	91,095	6,076,845
Telegraph, telex and data communication equipment	198,653	1,658	—	(10)	200,301
Transmission installation and equipment	8,208,259	1,431,473	—	(13,476)	9,626,256
Satellite, earth station and equipment	1,532,282	101,265	413	(446,879)	1,186,255
Cable network	8,235,661	760,419	—	117,417	9,113,497
Power supply	904,780	42,368	—	49,696	996,844
Data processing equipment	2,112,821	306,356	—	(11,232)	2,407,945
Other telecommunications peripherals	712,578	35,613	—	6,390	754,581
Office equipment	562,757	19,761	807	2,727	584,438
Vehicles	180,864	2,735	—	(475)	183,124
Other equipment	94,527	3,885	—	—	98,412
Leased assets
Vehicles	70	14	—	—	84

Total	29,297,163	3,148,307	2,590	(204,588)	32,248,211

Net Book Value	39,572,099				41,103,370

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT (continued)

	2004	2005
Proceeds from sale of property, plant and equipment	3,704	80,117
Net book value	2,027	22,272

Gain/(loss) on disposal	1,677	57,845

In accordance with the amended and restated KSO agreement with MGTI (Note 5d), ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010).
As of June 30, 2004 and 2005, the net book value of property, plant and equipment included in the Company’s property, plant and equipment that are utilized by the KSOs amounted to Rp765,262 million and Rp394,433 million, respectively. The legal ownership of these property, plant and equipment are still retained by the Company.
The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (Hak Guna Bangunan or HGB) for a period of 20-30 years, which will expire between 2005-2034. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.
Some of the Company’s land of 1,770,660 sqm is still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Communications of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.
The estimated date of completion of assets under construction is between January 2005 and June 2005. Management believes that there is no impediment to the completion of the construction in progress.
As of June, 2005, property, plant and equipment of the Company and subsidiaries, except for land, were insured with various insurances companies against fire, theft and other specified risks for a coverage of Rp22,174,958 million and US$2,502.7 million. In addition, Telkom-1 satellites is insured for US$51.6 million. Management believes that the insurance coverage is adequate.
Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				June 30,
	2004	Additions	Deductions	Reclassifications	2004
At cost:
Land	3,160	—	—	—	3,160
Buildings	20,255	—	—	(7,058)	13,197
Switching equipment	537,890	—	—	(47,470)	490,420
Transmission installation and equipment	93,028	—	—	(20,739)	72,289
Cable network	318,381	—	—	(11,454)	306,927
Other telecommunications peripherals	123,972	—	—	(3,276)	120,696

Total	1,096,686	—	—	(89,997)	1,006,689

Accumulated depreciation:
Land	1,449	65	—	—	1,514
Buildings	9,804	414	—	(3,529)	6,689
Switching equipment	341,525	24,812	—	(31,462)	334,875
Transmission installation and equipment	89,720	2,761	—	(20,739)	71,742
Cable network	225,175	24,710	—	(7,636)	242,249
Other telecommunications peripherals	123,972	1	—	(3,276)	120,697

Total	791,645	52,763	—	(66,642)	777,766

Net Book Value	305,041				228,923

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13. PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

	January 1,				June 30,
	2005	Additions	Deductions	Reclassifications	2005
At cost:
Land	3,382	—	—	—	3,382
Buildings	13,422	—	—	(4,825)	8,597
Switching equipment	418,137	—	—	(124,552)	293,585
Transmission installation and equipment	259,119	1,901	—	—	261,020
Cable network	396,140	7,896	—	(115,578)	288,458
Other telecommunications peripherals	103,497	—	—	(50,853)	52,644

Total	1,193,697	9,797	—	(295,808)	907,686

Accumulated depreciation:
Land	1,601	85	—	—	1,686
Buildings	7,077	255	—	(2,654)	4,678
Switching equipment	286,122	11,170	—	(91,412)	205,880
Transmission installation and equipment	68,966	10,530	—	—	79,496
Cable network	227,517	10,440	—	(114,924)	123,033
Other telecommunications peripherals	103,287	23	—	(50,853)	52,457

Total	694,570	32,503	—	(259,843)	467,230

Net Book Value	499,127				440,456

In accordance with revenue-sharing arrangements agreements, ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.
The unearned income on revenue-sharing arrangements is as follows:

	2004	2005
Gross amount	1,006,689	907,685

Accumulated amortization:
Beginning balance	(984,954)	(833,365)
Addition (Note 36)	(24,560)	(53,044)
Deduction	103,193	300,385

Ending balance	(906,321)	(586,024)

Net	100,368	321,661

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
14. ADVANCES AND OTHER NON-CURRENT ASSETS
Advances and other non-current assets consist of:

	2004	2005
Advances for purchase of property, plant and equipment	9,677	808,075
Security deposits	—	28,365
Restricted cash	29,697	160,022
Deferred landrights charges	72,500	88,654
Others	150,038	48,257

Total	261,912	1,133,373

In the advances for purchase of property, plant and equipment include advance payment for procurement and insurance of launching of Telkom-2 Satellite of Rp598,185 million.
Restricted cash represents time deposits with original maturities of more than one year held by the Company and its subsidiaries and are pledged as collateral for bank guarantee.
Deferred land rights charges represent costs to extend the contractual life of the landrights which are deferred and amortized over the new contractual life.
15. GOODWILL AND OTHER INTANGIBLE ASSETS
     The changes in the carrying amount of goodwill and other intangible assets for the years ended June 30, 2004 and 2005 are as follows:

		Other
		intangible
	Goodwill	assets	Total
Gross carrying amount:
Balance as of December 31, 2004	106,348	7,151,111	7,257,459
Addition	—	—	—

Balance as of June 30, 2005	106,348	7,151,111	7,257,459

Accumulated amortization:
Balance as of December 31, 2004	(76,221)	(1,769,813)	(1,846,034)
Amortization expense for 6 months period in 2005	(10,634)	(448,442)	(459,076)

Balance as of June 30, 2005	(86,855)	(2,218,255)	(2,305,110)

Net book value	19,493	4,932,856	4,952,349

Weighted-average amortization period	5 years	8,08 years

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15. GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

		Other
		intangible
	Goodwill	assets	Total
Gross carrying amount:
Balance as of December 31, 2003	106,348	6,011,406	6,117,754
Addition — acquisition of KSO IV (Note 5d)	—	908,228	908,228

Balance as of June 30, 2004	106,348	6,919,634	7,025,982

Accumulated amortization:
Balance as of December 31, 2003	(54,951)	(918,753)	(973,704)
Amortization expense for 6 months period in 2004	(10,635)	(418,473)	(429,108)

Balance as of June 30, 2004	(65,586)	(1,337,226)	(1,402,812)

	40,762	5,582,408	5,623,170

Net book value
Weighted-average amortization period	5 tahun	8,15 tahun
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, AWI and KSO IV, and represent the rights to operate the business in the KSO areas (Note 5). Goodwill resulted from the acquisition of GSD (Note 1c).
16. ESCROW ACCOUNTS
Escrow accounts consist of the following:

	2004	2005
Citibank N.A., Singapore	618,175	77,915
Bank Mandiri	6,123	6,322

	624,298	84,237

a.	Citibank N.A., Singapore
This escrow account with Citibank N.A., Singapore (“Dayamitra Escrow Agent”) was established to facilitate the payment of the Company’s obligations under the Conditional Sale and Purchase Agreement and Option Agreement entered into with the selling stockholders of Dayamitra (Note 5a).
In 2004, the Company has repaid the entire obligations under the Conditional Sale and Purchase Agreement; therefore, as of December 31, 2004, this escrow account is used to facilitate the payment of the Company’s obligations under the Option Agreement with TMC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS (continued)
a.	Citibank N.A., Singapore (continued)

The escrow account earns interest at LIBOR minus 0.75% per annum, which is computed on a daily basis. The interest income earned is included as part of the escrow funds. The remaining funds available will be transferred to the Company after all of the obligations related to the Dayamitra transaction are satisfied.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 25f).
17.	TRADE ACCOUNTS PAYABLE

	2004	2005
Related parties
Payables to other telecommunications carriers	271,497	113,853
Concession fees	349,285	356,047
Purchases of equipment, materials and services	52,845	209,475
Others	94,351	28,087

Total	767,978	707,462

Third parties
Purchases of equipment, materials and services	2,542,440	2,954,334
Payables related to revenue-sharing arrangements	126,423	92,000
Payables to other telecommunication providers	120,114	75,410

Total	2,788,977	3,121,744

	3,556,955	3,829,206

     Trade accounts payable by currency are as follows:

	2004	2005
Rupiah	1,539,869	1,635,868
U.S. Dollar	1,403,529	1,541,290
Euro	604,066	646,293
Japanese Yen	1,206	943
Great Britain Pound Sterling	1,495	—
Singapore Dollar	6,790	4,574
Dutch Guilder	—	238

Total	3,556,955	3,829,206

     Refer to Note 46 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2004	2005
Salaries and employee bonuses	669,887	480,903
Interest and bank charges	343,677	223,978
General, administrative and marketing	351,892	215,036
Operations, maintenance and telecommunications services	481,167	423,267

Total	1,846,623	1,343,184

19.	UNEARNED INCOME

	2004	2005
Prepaid pulse reload vouchers	729,412	1,194,535
Other telecommunication services	9,235	4,966
Other	8,222	10,963

Total	746,869	1,210,464

20.	ADVANCES FROM CUSTOMERS AND SUPPLIERS

Represent security deposits received from customers related to services and performance guarantee deposits from suppliers related to procurement contracts.

21.	SHORT-TERM BANK LOANS

Short-term bank loans consist of:

	2004	2005
Hongkong Shanghai Bank Corporation(HSBC)	—	578,240
Bank Central Asia	—	170,000
Bank Mndiri	41,946	43,498
ABN AMRO Bank	731,649	—

Total	773,595	791,738

a.	Hongkong Shanghai Bank Corporation (”HSBC”)

On December 20, 2004, the Company entered into a revolving loan agreement with HSBC for a maximum facility of Rp500,000 million. The facility will be available for withdrawal until January 20, 2005 and any amount drawn down under this facility is payable within 6 months from the withdrawal date. The facility bears interest at one-month Certificate of Bank Indonesia (“SBI”) plus 1% of the amount drawn down which is payable at the maturity date of the loan. On January 20, 2005, the Company drew down Rp100,000 million from the facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	SHORT-TERM BANK LOANS
a.	Hongkong Shanghai Bank Corporation (”HSBC”) (continued)

On March 28, 2005, the maximum facility was amended to Rp100,000 million with interest rate at one-month SBI plus 1% and US$49.0 million with interest rate at LIBOR plus 1.8%. As of June 30, 2005 the principal balance was Rp578,240 million.

b.	Bank Central Asia

On December 27, 2004, the Company entered into a loan agreement with Bank Central Asia (“BCA”) for a short-term loan with a maximum facility of US$49.0 million. The loan is due on June 28, 2005. The facility is unsecured and bears interest at 1-month LIBOR plus 2.85% (i.e. 5.27% as of June 30, 2005). In April 15, 2005, the loan has been repaid.

On December 3, 2004, Telkomsel entered into a Loan Agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (“BCA”, as “Lender”) covering a total facility of Rp170,000 million (“Facility”). The Facility bears interest at three-month SBI plus 1%, to be paid quarterly in arrears. The facility is available during the period commencing on the date of the agreement and ending on the earlier of sixty (60) days after the date of agreement and the date of which the Facility is fully drawn, cancelled or terminated. The repayment of amount drawn is on the first anniversary of the utilization date of the Facility. The lender (transferor), may at any time, subject to giving five business days prior notice to the Agent, transfer its rights, benefits, and obligations under this agreement to any bank or financial institution. Such transfer is conducted by way of delivery of Transfer Agreement from the transferor to the Agent and acknowledgement of the Telkomsel on the transfer. As of June 30, 2005 the loan balance was Rp170,000 million.

c.	Bank Mandiri

On August 28, 2001, Napsindo entered into a loan agreement with Bank Mandiri for a facility of US$1.8 million for a one–year term. The loan is secured with the Company’s time deposits (Note 10) with interest rate at 2% above the pledged time deposits interest rate (i.e. 3% as of December 31, 2003 and 2.65% as of December 31, 2004). On November 11, 2003, the facility was extended until August 28, 2004. The facility can be extended upon approval by the Company. Subsequently, on September 23, 2004, this loan facility was extended for another one-year term and will expire on August 28, 2005.

On April 24, 2003, Napsindo also entered into a loan agreement with Bank Mandiri for a facility of US$2.7 million for a one–year term. The facility has been extended and will be due on July 29, 2005. The loan is secured by the Company’s time deposits and bears interest at 2% above the pledged time deposits interest rate (i.e. 3% as of June 30, 2004 and 2.65% as of June 30, 2005).

As of June 30, 2004 and 2005, principal outstanding under these facilities amounted to US$4.5 million ( Rp41,946 million) and US$4.5 million ( Rp43,498 million).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	SHORT-TERM BANK LOANS (continued)
d.	ABN AMRO Bank

On January 28, 2004, the Company signed a short-term loan agreement with ABN AMRO Bank N.V., Jakarta Branch for a facility of US$129.7 million. The loan was used to settle the outstanding promissory notes at March 15, 2004 which were issued for the acquisition of Pramindo (Note 5b). The principal and interest are payable in 10 monthly installments from March 2004 to December 2004. The loan bears interest at LIBOR plus 2.75%. As of June 30, 2004, the loan was Rp731,649 (US$77,7 million).

On December 21, 2004, the Company entered into a loan agreement with ABN AMRO Bank N.V. for a short-term loan with a maximum facility of US$65.0 million. The loan principal of US$30.0 million and US$35.0 million is due on March 31, 2005 and June 30, 2005, respectively. The loan is unsecured and bears interest at 3-month U.S. Dollar LIBOR plus 2.5% (i.e. 5.02% as of December 31, 2005). On June 30, 2005, the loan has been fully repaid.
22.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2004	2005
Two-step loans	23	887,768	625,244
Medium-term Notes	24	—	224,188
Bank loans	25	1,005,189	535,437
Liabilities for acquisitions of subsidiaries and KSO IV	26	548,426	757,878

Total		2,441,383	2,142,747

b. Long-term portion

		(In billions of Rupiah)
	Notes	Total	2006	2007	2008	2009	Later
Two-step loans	23	5,081.4	287.6	510.0	466.6	450.0	3,367.2
Bonds	24	989.2	—	989.2	—	—	—
Medium-term Notes	24	609.6	144.8	464.8	—	—	—
Bank loans	25	1,826.4	376.4	827.1	332.1	290.8	—
Liabilities for acquisitions of subsidiaries and KSO IV	26	3,484.1	332.3	727.0	810.0	785.4	829.4

Total		11,990.7	1,141.1	3,518.1	1,608.7	1,526.2	4,196.6

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and a consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

On December 15, 2004, the Company repaid a portion of its Rupiah denominated two-step loans totaling Rp701,272 million before its maturity. Further, on December 24, 2004, the Company repaid a portion of its U.S. Dollar denominated two-step loans with principal amount of US$48.8 million and its entire Euro denominated two-step loans with principal amount of EUR14.5 million before their maturities. These early repayments of two-step loans have been approved by the Ministry of Finance of the Republic of Indonesia – Directorate General of Treasury.

The details of the two-step loans are as follows:

	Interest Rate		Outstanding
Creditors	2004	2005	2004	2005
Overseas banks	3.00% — 13.25%	3.10% — 10.36%	7,226,865	5,607,142
Consortium of contractors	2.20% — 13.25%	3.20% — 8.49%	411,689	99,460

Total			7,638,554	5,706,602
Current maturities			(887,768)	(625,244)

Long-term portion			6,750,786	5,081,358

The details of two-step loans obtained from overseas banks as of June 30, 2004 and 2005 are as follows:

	Interest Rate		Outstanding
Currencies	2004	2005	2004	2005
U.S. Dollar	4.00% — 7.69%	4.00% — 6.81%	3,076,589	2,365,873
Rupiah	7.33% — 8.45%	8.30% — 10.36%	2,600,506	1,917,480
Japanese Yen	3.10%	3.10%	1,360,152	1,323,789
Euro	6.69% — 13.25%	—	189,618	—

Total			7,226,865	5,607,142

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and they are due on various dates until 2024.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	TWO-STEP LOANS (continued)

Details of two-step loans obtained from a consortium of contractors as of June 30, 2004 and 2005 are as follows:

	Interest Rate		Outstanding
Currencies	2004	2005	2004	2005
Rupiah	9.69% — 13.25%	—	282,079	—
Japanese Yen	3.20%	3.20%	129,610	99,460

Total			411,689	99,460

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and they are due on various dates until June 15, 2008.

Two-step loans which are payable in Rupiah bear either a fixed interest rate, a floating rate based upon the average interest rate on 3-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1% or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of June 30, 2005, the Company has used all facilities under the two-step loan program and the draw-down period for the two-step loans has expired.

The Company should maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to capital expenditures for loans originating from World Bank and ADB, respectively.
As of June 30, 2005, the Company complied with the above mentioned ratios.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	NOTES AND BONDS

	2004	2005
Bonds	983,921	989,207
Medium-term Notes	—	833,808
Guaranteed Notes	759,038	—

Total	1,742,959	1,823,015
Current maturities	—	(224,188)

Long-term portion	1,742,959	1,598,827

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002. The bonds are traded on the Surabaya Stock Exchange and will mature on July 15, 2007. The trustee of the bonds is PT Bank Negara Indonesia (Persero) Tbk and the custodian is PT Danareksa Sekuritas.

The current rating for the bonds issued by Pefindo is AAA and by Standard and Poor’s is BB-.

As of June 30, 2004 and 2005, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2004	2005
Principal	1,000,000	1,000,000
Bond issuance costs	(16,079)	(10,793)

Net	983,921	989,207

During the period when the bonds are outstanding, the Company should comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of January 1, 2002 to December 31, 2002

b.	2.5:1 for the period of January 1, 2003 to December 31, 2003

c.	2:1 for the period of January 1, 2004 to the redemption date of the bonds
3.	Debt to EBITDA ratio should not exceed 3:1
As of June 30, 2005, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	NOTES AND BONDS (continued)
b.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue Medium-term Notes (the “Notes”) for a total principal amount of Rp1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the AWI acquisition amounting to US$123.0 million (Note 26a).

The Notes consist of four Series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005 Notes Seris A have been repaid by the Company.

As of June 30, 2004 and 2005, the outstanding principal and unamortized debt issuance costs are as follows:

	2004	2005
Principal	—	835,000
Debt issuance costs	—	(1,192)

	—	833,808
Current maturities	—	(224,188)

Long-term portion	—	609,620

The current rating for the Notes issued by Pefindo is AAA.

During the period when the Notes are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed 2:1

3.	Debt to EBITDA ratio should not exceed 3:1
As of June 30, 2005, the Company complied with the covenants.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	NOTES AND BONDS (continued)
c.	Guaranteed Notes

In April 2002, TSFL, Telkomsel’s wholly-owned subsidiary, issued US$150.0 million Guaranteed Notes (the “Notes”) which are unconditionally and irrevocably guaranteed by Telkomsel. The Notes bear interest at 9.75%, payable semi-annually on April 30 and October 30 of each year and will mature on April 30, 2007. The trustee of the Notes is Deutsche Bank Trustees (Hongkong Limited) and the custodian is Deutsche Bank AG, Hongkong Branch.

TSFL may, on the interest payment date falling on or about the third anniversary of the issue date redeem the Notes, in whole or in part, at 102.50% of the principal amount of such Notes, together with interest accrued to the date fixed for redemption, provided that if only part of the Notes are redeemed, the principal amount of the outstanding Notes after such redemption will be at least US$100.0 million.

The Notes are listed on the Singapore Exchange Securities Trading Limited. The Notes will constitute direct, unconditional, unsubordinated and unsecured obligations of TSFL and will at all times rank pari passu and without any preference among themselves. The payment obligations of TSFL under the Notes shall, save for such exceptions as may be provided by applicable laws, at all times rank at least equivalent with all other present and future unsecured and unsubordinated obligations of TSFL. The net proceeds from the sale of the Notes were used by TSFL to lend to Telkomsel in financing its capital expenditures.

Based on the “On-Loan Agreement”, dated April 30, 2002 between Telkomsel and TSFL, TSFL lent the proceeds from the subscription of the Notes to Telkomsel at an interest rate of 9.765% per annum, payable under the same terms as above. Subsequently, on September 8, 2003, the agreement was amended such that if any Notes are cancelled, the principal amount of the outstanding loan will be reduced by the principal amount of the Notes cancelled. The loan will mature on April 30, 2007 or on such an earlier date as the loan may become repayable.

In 2004 and 2005, as part of management’s plan to minimize foreign exchange exposures and to reduce interest charges, Telkomsel purchased a portion of Notes through Deutsche Bank AG (the principal paying agent of the Notes) with nominal US$53.4 million (equivalent to Rp459,474 million) at purchase value of US$58.6 million (equivalent to Rp504,101 million) and with nominal US$17.3 million (equivalent to Rp145,447 million) at US$11.1 million (equivalent to Rp160,509 million), respectively. A portion of the Notes purchased in 2004, amounting to US$20 million, were previously held by PT Bank Central Asia, Tbk. On April 26, 2005, Telkomsel purchased the remaining Notes with nominal of US$79.37 million at US$81.35 million.

The current rating for the Notes issued by Pefindo is AAA, by Standard and Poor’s is BB- and by Fitch is B+.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	NOTES AND BONDS (continued)
c.	Guaranteed Notes

As of June 30, 2004 and 2005, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2004		2005
		Rupiah		Rupiah
	US$	Equivalent	US$	Equivalent
Principal	80.8	760,421	—	—
Diskonto	(0.2)	(1,383)	—	—

Net	80.6	759,038	—	—

25.	BANK LOANS

The details of long-term bank loans as of June 30, 2004 and 2005 are as follows:

			2004		2005
			Outstanding		Outstanding
			Original	Rupiah	Original	Rupiah
Lenders	Currency	Total Facility	Currency	Equivalent	Currency	Equivalent
Group of lenders	US$	—	147.7	1,388,746	—	—
Citibank N.A.	EUR	73.4	58.7	668,164	44.0	516,473
	US$	114.8	74.9	704,510	74.2	721,867
Bank Central Asia	Rp	173,000.0	—	157,801	114,791.0	114,791
Deutsche Bank	Rp	108,817.7	—	25,125	—	—
Bank Finconesia	Rp		—	15,884	—	—
Bank Mandiri	Rp	82,425.3	—	63,233	36,305.0	36,305
Syndicated banks	Rp	90,000.0	—	21,175	—	—
	US$	4.0	1.2	10,834	—	—
Bank Niaga	Rp	7,765.0	—	390	9,291.0	9,291
The Export-Import Bank of Korea	US$	124.0	40.5	380,818	88.8	867,114
Consortium of banks	Rp	150,000.0	—	138,316	96,032.0	96,032

Total				3,574,996		2,361,873
Current maturities of bank loans				(1,005,189)		(535,437)

Long-term portion				2,569,807		1,826,436

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	BANK LOANS (continued)
a.	Group of lenders

AWI had a loan of US$270.9 million from a group of lenders (the “lenders”) before it was 100% acquired by the Company on July 31, 2003. Based on the Conditional Sale and Purchase Agreement related to the acquisition, the Company assumed the loan by repaying US$74.0 million and entering into a credit agreement with the lenders to finance the remaining outstanding balance of the loan amounting to US$197.0 million, with JP Morgan Chase Bank, Hong Kong office, as the facility agent. This loan bears an interest at LIBOR plus 3.5% per annum, net of 10% withholding tax (i.e. 4.65% as of December 31, 2003). The Company must pay an annual facility agent fee of US$0.1 million. The loan is repayable in 8 semi-annual installments beginning on December 31, 2003 with the first through the seventh installment of US$24.7 million and final installment of US$24.4 million. The Company has repaid the entire outstanding balance in December 2004 using the proceeds from issuance of Medium-term Notes (Note 24b) and the credit agreement was terminated on January 3, 2005.

b.	Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility of EUR76.2 million which is divided into several tranches.

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to EUR73.4 million and repayment dates.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, EURIBOR and mandatory cost, if any (i.e., 2.98% as of June 30, 2004 and 2.963% as of June 30, 2005). Interest is payable semi-annually, starting on the utilization date of the Facility.

In addition to the interest, in 2003, Telkomsel was also charged an insurance premium for the insurance guarantee given by Hermes in favor of Telkomsel for each loan utilization amounting to EUR 6.1 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	BANK LOANS (continued)
b.	Citibank N.A.(continued)
1.	Hermes Export Facility (continued)

The schedule of the principal payments on this long-term loan as of December 31, 2004 is as follows:

	Amount
	EUR	Rupiah
Year	(in millions)	equivalent
2005	7.3	86,079
2006	14.7	172,157
2007	14.7	172,157
2008	7.3	86,079
2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement”.

The lender required a fee of 8.4% of the total facility. This fee is paid twice during the agreement period, 15% of the fee is required to be paid in cash and 85% is included in the loan balance.

As of June 30, 2004 and 2005, the outstanding loan was US$16.4 million and US$14.7 million, respectively. The loan is payable in ten semi-annual installments beginning in July 2004.

Amounts drawn from the facility bear interest at LIBOR plus 0.75%.

b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (as “Arranger”) and Citibank International plc (as “Agent”), which was supported by an export credit guarantee obtained from Istituto per I Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
Amounts drawn from the facility bear fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of June 30, 2004 and 2005 was US$14.8 million and US$11.1 million, respectively.

During the period when the loans are outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period of April 10, 2002 to January 1, 2003

b.	2.75:1 for the period of January 2, 2003 to January 1, 2004

c.	2.5:1 for the period of January 2, 2004 to January 1, 2005

d.	2:1 for the period of January 2, 2005 to the fully repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period of April 10, 2002 to January 1, 2004

b.	3:1 for the period of January 2, 2004 to the fully repayment date of the loans
The Company has breached a covenant in the loan agreement which stipulates that the Company will not make any loans or grant any credit to or for the benefit of any person. As of June 9, 2004, the Company obtained a written waiver from Citibank International plc with regard to entering into the AWI loan (Notes 5c and 26a). As of Jun3 30, 2005, the Company complied with the covenants.
3.	EKN-Backed Facility
On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia, Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (as “Arranger”) covering a total facility amount of US$70.5 million which is divided into several tranches.

The agreement was subsequently amended on December 17, 2004, among others, to reduce the total Facility to US$68.9 million.

The interest rate per annum on the Facility is determined based on the aggregate of the applicable margin, CIRR (Commercial Interest Reference Rate) and mandatory cost, if any (i.e., 4.27% and 4.02% as of June 30, 2004 and 2005, respectively). Interest is payable semi-annually, starting on the utilization date of the Facility.

In addition to the interest, in 2004 and 2005, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for each loan utilization amounting to US$4.2 million and US$1.5 million, respectively, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	BANK LOANS (continued)
b.	Citibank N.A. (continued)
3.	EKN-Backed Facility

The schedule of the principal payments on this long-term loan as of June 30, 2005 is as follows:

	Amount
	US$	Rupiah
Year		equivalent
2005	7.7	75,195
2006	15.4	150,390
2007	15.5	150,391
2008	9.7	94,042
c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement”.

Amounts drawn from the facility bear interest at 4.35% plus the 3-month time deposit rate (i.e., 10,68%-11,52% and 10.02% as of June 30, 2004 and 2005, respectively). The loans are payable in twelve unequal quarterly installments beginning January 2004. The loan will mature in October 2006.

Total principal outstanding as of June 30, 2004 and 2005 were Rp157,801 million and Rp114,791 million, respectively.

The loan facility from Bank Central Asia is not collateralized.

During the period when the loan is outstanding, the Company should comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	EBITDA to interest ratio should not exceed 4:1

2.	EBITDA to interest and principal ratio should exceed 1.5:1

3.	Debt to EBITDA ratio should not exceed 3:1

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25.	BANK LOANS (continued)
d.	Deutsche Bank AG

On June 28, 2002, the Company entered into a contract agreement with PT Siemens Indonesia and PT NEC Nusantara Communications for addition of Central Electronic Wahler Switching Digital (“EWSD”) and Nippon Electric Automatic Exchange (“NEAX”), respectively, in Division Regional V. Subsequently, 80% of the contract amounts were factored by the vendors to Deutsche Bank AG (“Facility Agent”). The loans bear fixed interest rate at 19% per annum and are repayable in two annual installments of Rp13,400 million beginning in December 2003 for loan ex-PT NEC Nusantara Communications and Rp41,009 million beginning in January 2004 for loan ex-PT Siemens Indonesia. The loan has been repaid in March, 2005.

e.	Bank Finconesia

On June 28, 2002, the Company entered into a contract agreement with PT Olex Cables Indonesia for addition of installation of Central Lucent in Regional Division V. Subsequently, 80% of the contract amounts were factored by the vendor to Bank Finconesia. The loan bears fixed interest rate at 19% per annum and is repayable in two annual installments of Rp15,884 million beginning in December 2003. As of December 31, 2004, the facility has been repaid.

f.	Bank Mandiri

On November 20, 2003, Dayamitra entered into a loan agreement with Bank Mandiri for a maximum facility of Rp39,925 million. As of December 31, 2003, the facility has been fully drawn down. This facility is repayable on a quarterly basis until the fourth quarter of 2005 and bears interest at 14.5% per annum, payable on a monthly basis and subject to change. On December 30, 2003 and September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 14% per annum commencing in January 2004 and 11.25% per annum commencing from September 1, 2004, respectively.

On December 20, 2003, Dayamitra also obtained a credit facility from Bank Mandiri for a maximum facility of Rp40,000 million. The facility is repayable on a quarterly basis beginning from the end of the third quarter of 2004 until end of the fourth quarter of 2006 and bears interest at 14% per annum. On September 1, 2004, Bank Mandiri agreed to decrease the interest rate to 11.25% commencing from September 1, 2004. The loan is obtained to finance the construction of Fixed Wireless CDMA project pursuant to the procurement agreement entered between Dayamitra and Samsung Electronic Co. Ltd.

The above loans are collateralized by Dayamitra’s telecommunications equipment/network with CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO Unit VI. As of June 30, 2004 and 2005, total principal outstanding under these facilities amounted to Rp61,368 million and Rp35,253 million, respectively.

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp2,500 million. This facility bears interest at 15% per annum payable on a monthly basis, is secured by Balebat’s operating equipment and will mature in July 2006. The principal is repayable on a monthly basis. as of June 30, 2004 and 2005, principal outstanding under this facility amounted to Rp1,865 million and Rp1,051 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25. BANK LOANS (continued)
g.	Syndicated banks (Internet Protocol Backbone (“IP Backbone”) Loan)

On February 25, 2002, the Company entered into a “Facility Funding Agreement” with Bank DBS Indonesia (syndicated agent and lender), Bank Bukopin (lender) and Bank Central Asia (“BCA”, lender), providing a total facility of US$4.0 million and Rp90,000 million to fund the IP Backbone project in 7 (seven) Regional Divisions or KSO regions divided into 6 (six) batches.

Amounts drawn in U.S. Dollars bear interest at 2% plus the highest of 1, 2 or 3 month SIBOR divided by 0.87% for the first year and 2% plus the 3 month SIBOR divided by 0.87% thereafter (i.e., 3.38% and 4.875% as of June 30, 2004 and 2005, respectively). Amounts drawn in Rupiah bear interest at 19% fixed for the first year and 5% plus the average of BCA’s and Bukopin’s interest rates (the highest of 1, 3, 6 or 12-month time deposit rate) thereafter (i.e., 11.625% and 11.125% as of June 30, 2004 and 2005, respectively).

Total outstanding IP Backbone loans for Rupiah and U.S. Dollars as of June 30, 2004 and 2005 are Rp21,175 million and US$1,1 million (Rp10,834 million) and nil, respectively.

The Company pledged the property under construction as collateral for the IP Backbone loan with a maximum amount of US$14.6 million and Rp401 million.

As of March 15, 2005, all of the loans has been repaid.

h.	Bank Niaga

On July 18 and December 3, 2003, Balebat entered into loan agreements with Bank Niaga for facilities totaling Rp565 million. The facilities bear interest at 15% per annum and are secured by Balebat’s time deposits and vehicles. The principal and interest are payable on a monthly basis which will end in October 2005 and December 2005, respectively. As of June 30, 2004 and 2005, principal outstanding amounted to Rp390 million and Rp108 million, respectively.

On April 25, 2005 Balebat entered into a loan agreement with Bank Niaga on a credit facility of Rp2,400 million which consists of credit for investment Rp1,600 million with an interest rate 12% per annum and will matured on October 25, 2009 and credit for working capital of Rp800 million with interest 12% per annum and will be matured on July 25, 2005. As of June 31, 2005 the principal balance was Rp2.400 million.

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp7,200 million comprising of Rp5,000 million to finance construction of plant (“Investment Facility”) which bears interest at 13.5% per annum and Rp2,200 million to finance purchase of machinery (“Specific Transaction Facility”) which bears interest at 12% per annum. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp8,450 million. As of June 30, 2005, principal outstanding under these facilities amounted to Rp6,782 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25	BANK LOANS (continued)
i.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with the Export-Import Bank of Korea for a total facility of US$124.0 million. The loan is used to finance the CDMA procurement from the Samsung Consortium and available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 in each year beginning in 2006. As of June 30, 2005, principal outstanding amounted to US$88.8 million (equivalent Rp867,114 million).

j.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19.5% for the first year from the signing date and at the rate of the average 3-month deposit rate plus 4% for the remaining years. The drawdown period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by the project equipment, with a value of not less than Rp500,000 million.

Subsequently, based on an Addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp150,000 million, the drawdown period was amended to expire 18 months from the signing of the Addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007 and the value of the project equipment secured was reduced to Rp187,500 million.

As of June 30, 2005, interest rate charged on the loan was 10.19% and the principal outstanding amounted to Rp96,032 million.
26.	LIABILITIES FOR ACQUISITIONS OF SUBSIDIARIES AND KSO IV

This amount represents the Company’s obligation under the Promissory Notes issued to the Selling Stockholders of Pramindo in respect of the Company’s acquisition of 100% of Pramindo, to the Selling Stockholders of AWI in respect of the Company’s acquisition of 100% of AWI, to TM Communication (HK) Ltd. in respect of the Company’s exercise of the Option Agreement to purchase the remaining 9.68% of Dayamitra shares and to MGTI in respect of the Company’s acquisition of KSO IV.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26. LIABILITIES OF BUSINESS ACQUISITIONS (continued)

	2004	2005
AWI transaction (Note 5c)
PT Aria Infotek	538,650	447,185
The Asian Infrastructure Fund	128,250	106,473
MediaOne International I B.V.	359,100	298,124
Less discount on promissory notes	(102,510)	(62,814)

	923,490	788,968

Dayamitra transaction (Note 5a)
TM Communication (HK) Ltd.	—	146,664
Less discount on promissory notes	—	(7,119)

	—	139,545

KSO IV transaction (Note 5d)
MGTI	4,659,393	4,180,533
Less discount	(1,091,941)	(867,052)

	3,567,452	3,313,481

Total	4,490,942	4,241,994
Current maturity — net of discount	(548,426)	(757,878)

Long-term portion — net of discount	3,942,516	3,484,116

27. MINORITY INTEREST

	2004	2005
Minority interest in net assets of subsidiaries:
Telkomsel	3,789,360	5,034,547
Infomedia	85,165	94,117
Dayamitra	35,571	—
Indonusa	1,913	—
PII	465	—

Total	3,912,474	5,128,664

	2004	2005
Minority interest in net income (loss) of subsidiaries:
Telkomsel	847,810	1,327,158
Infomedia	41,370	33,534
Dayamitra	3,715	—
Indonusa	(47)	—
Napsindo	(2,068)	—
PII	(1,433)	—
Total	889,347	1,360,692

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
28. CAPITAL STOCK

	2004
		Percentage	Total
Description	Number of shares*	of ownership	Paid-up capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	5,160,235,355	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	896,045,651	8.89	448,023
The Bank of New York	657,263,408	6.52	328,632
Board of Commissioners:	9,558	—	4
Board of Directors:	53,622	—	11
Public (below 5% each)	3,366,392,045	34.02	1,683,212

Total	10,079,999,640	100.00	5,040,000

*	Number of shares has been restated to reflect a two-for-one stock split as resolved in the Annual General Meeting of Stockholders on July 30, 2004 (Note 1b).

	2005
		Percentage	Total
Description	Number of shares	of ownership	Paid-up capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.19	2,580,118
JPMCB US Resident (Norbax Inc.)	1,781,970,500	6.79	445,493
The Bank of New York	1,277,626,736	7.06	319,407
Board of Commissioners	19,116	—	5
Public (below 5% each)	6,779,912,216	34.96	1,694,977

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	ADDITIONAL PAID-IN CAPITAL

	2004	2005
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Represents the difference between the consideration paid or received and the historical amount of the net assets of the investee acquired or carrying amount of the investment sold, arising from transactions with entities under common control.

		Historical
	Consideration	amount of
	paid/	net assets/	Deferred	Change
	(received)	investment	income tax	in equity	Total	Tax	Net
Cross-ownership transactions with Indosat in 2001:
Acquisition of 35% equity interest in Telkomsel	10,782,450	1,466,658	337,324	—	8,978,468	—	8,978,468
Sale of 22.5% equity interest in Satelindo*	(2,122,260)	—	—	(290,442)	(2,412,702)	(627,678)	(1,785,024)
Sale of 37.66% equity interest in Lintasarta*	(437,631)	116,834	—	—	(320,797)	(119,586)	(201,211)

Total
	8,222,559	1,583,492	337,324	(290,442)	6,244,969	(747,264)	6,992,233

Acquisition of 13% equity interest in Pramindo in 2002 from Indosat (Note 4b):
	434,025	137,987	—	—	296,038	—	296,038

Total	8,656,584	1,721,479	337,324	(290,442)	6,541,007	(747,264)	7,288,271

*	Satelindo : PT Satelit Palapa Indonesia

Lintasarta : PT Aplikanusa Lintasarta

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31. TELEPHONE REVENUES

	2004	2005
Fixed lines
Local and domestic long-distance usage	3,932,379	3,659,418
Monthly subscription charges	1,319,033	1,628,167
Installation charges	108,441	99,613
Phone cards	10,842	5,124
Others	55,960	81,256

Total	5,426,655	5,473,578

Cellular
Air time charges	4,616,791	5,957,166
Monthly subscription charges	282,517	192,115
Connection fee charges	44,989	30,969
Features	13,378	228,626

Total	4,957,675	6,408,876

Total Telephone Revenues	10,384,330	11,882,454

32.	INTERCONNECTION REVENUES — NET

	2004	2005
Cellular	2,444,535	3,143,046
International	245,538	295,884
Other	60,605	87,308

Total	2,750,678	3,526,238

33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2004	2005
Minimum Telkom Revenues	165,553	134,315
Share in Distributable KSO Revenues	127,863	181,142
Amortization of unearned initial investor payments under Joint Operation Schemes	420	731

Total	293,836	316,188

Distributable KSO Revenues represent the entire KSO revenues, less MTR and operational expenses of the KSO Units. These revenues are shared between the Company and the KSO Investors based upon agreed percentages (Note 48).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
34.	DATA AND INTERNET REVENUES

	2004	2005
SMS	1,595,446	2,304,542
Internet	192,001	441,674
Data communication	117,964	97,810
VOIP	179,945	109,985
e-Business	59,007	106,400

Total	2,144,363	3,060,411

35.	NETWORK REVENUES

	2004	2005
Satellite transponder lease	102,156	108,718
Leased lines	172,680	85,328

Total	274,836	194,046

36.	REVENUE-SHARING ARRANGEMENT REVENUES

	2004	2005
Revenue-Sharing Arrangement revenues	38,748	48,138
Amortization of unearned income (Note 13)	24,560	53,044

Total	63,308	101,182

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
37. OPERATING EXPENSES — PERSONNEL

	2004	2005
Salaries and related benefits	904,732	955,124
Vacation pay, incentives and other benefits	555,327	816,033
Early retirements	80,500	558,421
Net periodic post-retirement benefit cost (Note 45)	243,655	326,055
Net periodic pension cost (Note 43)	515,735	447,507
Employee income tax	189,302	428,033
Long service awards (Note 44)	82,861	61,641
Housing	72,176	105,608
Medical	2,371	5,027
Other employee benefits (Note 43)	11,402	21,677
Others	17,262	20,078

Total	2,675,323	3,745,204

38.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2004	2005
Operations and maintenance	1,085,606	1,391,851
Radio frequency usage charges	240,527	275,836
Electricity, gas and water	189,482	197,227
Cost of phone cards	155,414	295,819
Concession fees	249,083	319,813
Insurance	77,191	75,251
Leased lines	70,544	53,539
Vehicles and supporting facilities	74,959	102,478
Travelling	19,436	12,717
Others	37,768	71,336

Total	2,200,010	2,795,867

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2004	2005
Professional fees	37,062	51,786
Collection expenses	155,568	174,481
Amortization of goodwil and other intangible assets (Note 14)	429,108	459,076
Training, education and recruitment	86,534	69,919
Travel	91,746	73,707
Security and screening	50,619	78,883
General and social contribution	40,409	45,254
Printing and stationery	32,144	17,725
Meetings	28,065	16,952
Provision for doubtful accounts and inventory obsolescence	171,455	218,312
Research and development	6,172	3,783
Others	22,076	13,443

Total	1,150,958	1,223,321

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX

		2004	2005
a.	Prepaid taxes
	The Company
	Refundable corporate income tax — overpayment	38,370	—

		38,370	—

	Subsidiaries
	Corporate income tax	746	1,574
	Value added tax	279	—

		1,025	1,574

		39,395	1,574

b.	Taxes payable
	The Company
	Income tax	52,638	53,060
	Article 21	3,575	3,523
	Article 22	10,015	29,864
	Article 23	87,205	97,044
	Article 25	3,968	14,619
	Article 26	154,490	157,105
	Value added tax	181,991	280,149

		493,882	635,364

	Subsidiaries
	Income tax
	Article 21	13,098	5,460
	Article 22	233	—
	Article 23	38,626	45,212
	Article 25	140	—
	Article 26	319	58,499
	Article 29	380,478	619,959
	Value added tax	81,269	68,930

		514,163	798,060

		1,008,045	1,433,424

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)
c.	The components of income tax expense (benefit) are as follows:

	2004	2005
Current
The Company	715,436	923,868
Subsidiaries	1,121,166	1,621,946

	1,836,602	2,545,814

Deferred
The Company	(260,399)	(252,491)
Subsidiaries	96,292	28,096

	(164,107)	(224,395)

	1,672,495	2,321,419

d.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation of consolidated income before tax to income before tax attributable to the Company and the components of consolidated income tax expense are as follows:

	2004	2005
Consolidated income before tax	5,071,333	7,385,304
Add back consolidation eliminations	1,838,591	2,695,873

Consolidated income before tax and eliminations	6,909,924	10,081,177
Deduct income before tax of the subsidiaries	(3,923,356)	(5,706,610)

Income before tax attributable to the Company	2,986,568	4,374,567

Tax calculated at progressive rates	895,953	1,312,353
Non-taxable income	(545,812)	(810,800)
Non-deductible expenses	(22,353)	(19,503)
Deferred tax (assets) liabilities originating from temporary differences previously unrecognized	119,451	164,524
Deferred tax assets that cannot be utilized, net Corpopreviouslyeunrecognized temporary differences, net	11,104	24,800

Total income tax expense of the Company	458,343	671,374
Income tax expense of the subsidiaries	1,217,458	1,650,045

Total consolidated income tax expense	1,675,801	2,321,419

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40. INCOME TAX (continued)
d.	The reconciliation of consolidated income before tax and the estimated taxable income for the six months period ended June 30, 2004 and 2005 are as follows (continued):

	2004	2005
Income before tax attributable to the Company	2,975,549	4,374,568

Temporary differences:
Depreciation of property, plant and equipment	(40,800)	242,527
Gain on sale of property, plant and equipment	(177,292)	(535)
Allowance/(write back) for doubtful accounts	89,203	49,592
Accounts receivable written-off	(21,941)	(17,525)
Allowance for inventory obsolescence	75,512	(4,429)
Inventory written-off	(676)	(910)
Provision for early retirement benefits	80,000	558,421
Payment for early retirement benefits	(120,146)	(581,130)
Provision for bonus	—	45,363
Net periodic pension cost	125,310	107,602
Long service awards	41,395	26,761
Amortization of intangible assets	429,108	448,441
Amortization of deferred stock issuance costs	—	136,684
Amortization of landrights	(1,973)	(846)
Temporary differences of KSO units	7,110	38,360
Accrue interest income on AWI loan	45,835	—
Depreciation of property, plant and equipment — under revenue-sharing arrangements	67,107	31,918
Amortization of unearned income on revenue — under revenue-sharing arrangements	(24,560)	(53,044)
Payments of liability of business acquisition and the related interest incl. Interest	(75,248)	(325,220)
Consultant fees for acquisition of business	(27,797)	—
Unrealized foreign exchange loss on liability of business	385,134	179,499

	855,281	881,529

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)

	2004	2005
Permanent differences:
Net periodic post-retirement benefit cost	241,113	322,737
Amortization of goodwill and intangible assets	—	10,635
Amortization of discount on promissory notes	45,255	—
Depreciation Expense	—	5,251
Gain on sale of long-term investments	(1,819,374)	(2,702,666)
Interest income	(75,293)	(55,987)
Income from land/building rental	(12,547)	(9,024)
Others	125,135	209,790

Total permanent differences	(1,495,711)	(2,219,264)

Taxable income subject to corporate income tax	2,346,138	3,080,975

Total current income tax expense of the Company	718,742	923,868
Current income tax expense of the subsidiaries	1,121,166	1,621,946

Total current income tax expense	1,839,908	2,545,814

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)
e.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

			(Charged)/
			credited
	December 31,	Business	to statements	June 30,
	2003	acquisitions	of income	2004
The Company
Deferred tax assets:
Allowance for doubtful accounts	118,845	—	26,355	145,200
Allowance for inventory obsolescence	11,527	—	1,006	12,533
Land rights	—	—	—	—
Provision for early retirement benefits	39,843	—	(12,044)	27,799
Provision for employee bonuses	84,385	—	(21,250)	63,135
Provision for long service awards	142,084	—	12,419	154,503
Liabilities of business acquisitions KSO IV	—	985,609	89,195	1,074,804

Total deferred tax assets	396,684	985,609	95,681	1,477,974

Deferred tax liabilities:
Interest receivables	(13,750)	—	13,750	—
Long-term investments	(14,138)	—	—	(14,138)
Difference between book and tax property, plant and equipment’s net book value	(1,568,675)	(713,140)	(15,436)	(2,297,251)
Landrights	(546)	—	(592)	(1,138)
Revenue-sharing arrangements Intangible assets	(58,453)	—	4,324	(54,129)
Net periodic pension cost	(1,527,798)	(272,469)	125,079	(1,675,188)
Total deferred tax liabilities	(88,914)	—	37,593	(51,321)

Deferred tax liabilities of the Company, net	(3,272,274)	(985,609)	164,718	(4,093,165)

Deferred tax liabilities of the subsidiaries, net	(2,875,590)	—	260,399	(2,615,191)

	(671,180)	—	(96,291)	(767,471)

Total deferred tax liabilities, net	(3,546,770)			(3,382,662)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)
e.	Deferred tax assets and liabilities (continued)

			(Charged)/
		Acquisition	credited
	December 31,	of	to statements	June 30,
	2004	AWI	of income	2005
The Company
Deferred tax assets:
Allowance for doubtful accounts	207,679	—	19,265	226,944
Allowance for inventory obsolescence	15,494	—	(1,770)	13,724
Long-term investments	4,685	—	(4,706)	(21)
Provision for early retirement benefits	—	—	3,441	3,441
Provision for employee bonuses	42,665	—	13,610	56,275
Provision for long service awards	164,750	—	(2,225)	162,525
Business acquisition liabilities	1,009,932	—	(9,012)	1,000,920

Total deferred tax assets	1,445,205	—	18,603	1,463,808

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(2,198,654)	—	76,657	(2,121,997)
Land rights	(1,571)	—	(253)	(1,824)
Revenue-sharing arrangements	(41,637)	—	(8,655)	(50,292)
Intangible assets	(1,614,386)	—	134,531	(1,479,855)
Net periodic pension cost	(27,904)	—	31,608	3,704

Total deferred tax liabilities	(3,884,152)	—	233,888	(3,650,264)

Deferred tax liabilities of the Company, net	(2,438,947)	—	252,491	(2,186,456)

Deferred tax liabilities of the subsidiaries, net	(913,224)	—	(28,019)	(941,243)

Total deferred tax liabilities, net	(3,352,171)			(3,127,699)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
40.	INCOME TAX (continued)
f.	Administration

Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company and its subsidiaries are being audited by the tax authorities for various fiscal years. These tax audits are not finalized at the date of these financial statements; however, management believes that the outcome of these tax audits will not be significant.
41.	BASIC EARNINGS PER SHARE

Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the six months period ended June 30, 2004 and 2005, respectively, totaling 20,159,999,280. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.
42.	CASH DIVIDENDS AND GENERAL RESERVE

In connection with the restatement of the consolidated financial statements for the two years ended December 31, 2002, the stockholders ratified the previous declaration of dividends in the Extraordinary General Meeting of Stockholders as stated in notarial deed No. 4 dated March 10, 2004 of Notary A. Partomuan Pohan, S.H., LLM. as follows:
•	Dividends for 2002 amounting to Rp3,338,109 million or Rp331.16 per share (pre-split), social contribution fund (“Dana Bina Lingkungan”) of Rp20,863 million and appropriated Rp813,664 million for general reserves.

•	Dividends for 2001 amounting to Rp2,125,055 million or Rp210.82 per share (pre-split), and appropriated Rp425,012 million for general reserves.

•	Dividends for 2000 amounting to Rp888,654 million or Rp88.16 per share (pre-split), and appropriated Rp126,950 million for general reserves.
Pursuant to the Annual General Meeting of Shareholders as stated in notarial deed No. 25 dated July 30, 2004 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2003 amounting to Rp3,043,614 million or Rp301.95 per share (pre-split) and appropriation of Rp121,745 million for general reserve.

On December 7, 2004, the Company decided to distribute 2004 interim cash dividends of Rp143,377 million or Rp7.11 per share to the Company’s stockholders.

Pursuant to the Annual General Meeting of Shareholders as stated in Annual General Meeting of Shareholders Minutes of Meeting notarial deed No. 210/VI/2005 dated June 24, 2005 of A. Partomuan Pohan, S.H., LL.M., the stockholders approved the distribution of cash dividends for 2004 amounting to Rp3,064,605 million or Rp152.01 per share, social contribution fund of Rp30,646 million and appropriation of Rp122,584 million for general reserve.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLAN
a.	Pension

The Company sponsors a defined benefit pension plan and a defined contribution plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and years of service. The plan is managed by Telkom Pension Fund (Dana Pensiun Telkom). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the six months period ended June 30, 2004 and 2005 amounted to Rp413,629 million, and Rp335,654 million respectively.

In 2002, the Company amended its defined pension benefit plan to increase the pension benefits for certain participating employees above 56 years of age, beneficiaries of deceased participating employees or employees with physical disabilities. The increase applies to participating employees who retired on or after July 1, 2002.

The Company also increased pension benefits for employees who retired prior to August 1, 2000 by 50%, effective January 1, 2003.

The defined contribution plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by a financial institution pension fund (Dana Pensiun Lembaga Keuangan). The Company’s annual contribution to the defined contribution plan is determined based on a certain percentage of the participants’ salaries.

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2004 and 2005 for its defined benefit pension plan. Proportional estimation of benefit pension plan was calculated based on actuary forecast in 2005 and 2004 :

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLAN (continued)
a.	Pension (continued)

	2004	2005
Change in benefit obligation
Benefit obligation at beginning of year	6,852,923	7,315,182
Service cost	72,965	120,643
Interest cost	370,247	394,915
Plan participants’ contributions	21,953	21,419
Actuarial loss (gain)	(77,563)	(65,136)
Benefits paid	(152,139)	(168,794)

Benefit obligation at end of year	7,088,386	7,618,229

Change in plan assets
Fair value of plan assets at beginning of year	3,671,309	4,884,523
Actual return on plan assets	318,373	273,306
Employer contribution	419,990	335,654
Plan participants’ contributions	21,953	21,419
Benefits paid	(152,139)	(168,794)

Fair value of plan assets at end of year	4,279,486	5,346,108

Funded status	(2,808,900)	(2,272,121)
Unrecognized prior service cost	1,577,020	1,420,235
Unrecognized net actuarial loss	1,282,819	788,966
Unrecognized net obligation at the date of initial application of PSAK No. 24	134,574	105,940

Prepaid pension benefit costs	185,513	43,020

Plan assets consist mainly of Rupiah time deposits at June 30, 2004 and Indonesian Government Bonds at June 30, 2005.

The unrecognized net obligation at the date of initial application of PSAK No. 24 is amortized over the expected average remaining working lives of active employees, i.e., 17.2 years, starting from January 1, 1992.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
43.	PENSION PLAN (continued)
a.	Pension (continued)

The actuarial valuations for the defined benefit pension plan performed based on measurement date of December 31 for each of the years 2003 and 2004 were prepared on May 21, 2004, May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of 2003 and 2004 are as follows.

	2003	2004
Discount rate	11%	11%
Expected long-term return on plan assets	7.5% - 11%	10.5%
Rate of compensation increase	8% - 9%	8%
The components of consolidated net periodic pension cost are estimated based on actuarial projection cost for 2005 as stated in the 2004 independent actuary report, through proportional calculation, as follows:

	2004	2005
Service cost	63,119	119,118
Interest cost	370,247	394,915
Expected return on plan assets	(218,336)	(271,944)
Amortization of prior service cost	78,392	78,392
Recognized actuarial loss (gain)	207,996	112,709
Amortization of net obligation at the date of initial application of PSAK No. 24	14,317	14,317

Net periodic pension cost (Note 38)	515,735	447,507

In addition, the pension cost charged to the KSO Units under the contractual agreement amounted to Rp18,241 million and Rp9,270 million on June 30, 2004 and 2005, respectively.
b.	Obligation Under Labor Law
Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of June 30, 2004 and 2005 amounted to Rp11,402 million and Rp21,677 million, respectively. The total related employee benefit cost charged to expense amounted to Rp2,220 million and Rp5.755 million for the six months period ended June 30, 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, upon retirement or termination.

The actuarial valuations for the long service awards performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method. The principal actuarial assumptions used by the independent actuary as of December 31, 2003 and 2004 are as follows:

	2003	2004
Discount rate	11%	11%
Rate of compensation increase	8%	8%
The movement of the long service awards during the sis month period ended June 30, 2004 and 2005 is as follows:

	2004	2005
Liability at beginning of year	491,037	572,303
Net periodic benefit cost (Note 37)	82,861	61,641
Benefits paid	(39,028)	(64,345)

Liability at end of year	534,870	569,599

45.	POST-RETIREMENT BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT BENEFITS (continued)
The components of net periodic post-retirement benefit cost are estimated based on actuarial projection cost for 2005 as stated in the 2004 independent actuary report, through proportional calculation, as follows:

	2004	2005
Service cost	30,661	69,151
Interest cost	205,555	253,997
Expected return on plan assets	(30,542)	(53,366)
Amortization of prior service gain	(184)	(184)
Recognized actuarial loss	26,002	44,294
Amortization of unrecognized transition obligation	12,163	12,163

Net periodic post-retirement benefit cost (Note 37)	243,655	326,055

In addition, the cost of post-retirement benefits charged to the KSO Units under the contractual agreement amounted to Rp7,795 million and Rp5,502 million in 2004 and 2005, respectively.

The actuarial valuations for the post-retirement health care benefits performed based on measurement date of December 31 for the year 2002 was prepared on January 15, 2004, while the actuarial valuations as of December 31, 2003 and 2004 were prepared on May 21, 2004 and March 15, 2005, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide, using the Projected Unit Credit Method.

The principal actuarial assumptions used by the independent actuary as of December 31, 2003 and 2004 are as follows:

	2003	2004
Discount rate	11%	11%
Expected long-term return on plan assets	11%	8%
Health care cost trend rate assumed for next year	12%	12%
The ultimate trend rate	8%	8%
Year that the rate reaches the ultimate trend rate	2006	2007

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	POST-RETIREMENT BENEFITS (continued)

The following table presents the change in benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of June 30, 2004 and 2005 which estimated based on actuarial projection cost for 2005 as stated in the 2004 independent actuary report, through proportional calculation, as follows:

	2004	2005
Change in benefit obligation
Benefit obligation at beginning of year	3,787,389	4,681,005
Service cost	38,082	69,151
Interest cost	205,555	253,997
Actuarial (gain) loss	264,809	292,474
Benefits paid	(61,638)	(62,876)

Benefit obligation at end of year	4,234,197	5,233,751

Change in plan assets
Fair value of plan assets at beginning of year	505,340	1,138,768
Actual return on plan assets	16,087	53,366
Employer contributions	362,265	275,791
Benefits paid	(61,639)	(62,876)

Fair value of plan assets at end of year	822,053	1,405,049

Funded status	(3,412,144)	(3,828,702)

Unrecognized prior service gain	(1,750)	(1,382)
Unrecognized net actuarial loss	1,206,147	1,712,670
Unrecognized net transition obligation	255,412	231,087

Accrued post-retirement benefit costs	(1,952,335)	(1,886,327)

The transition obligation at the date of initial application of Rp524,250 million is amortized over 20 years, beginning on January 1, 1995.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION

In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.

The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained “two-step loans” from the Government of the Republic of Indonesia, the Company’s majority stockholder.

Interest expense for two-step loans amounted to Rp259,880 million and Rp116,469 million in 2004 and 2005, respectively. Interest expense for two-step loan reflected 37.4% and 25.7% of total interest expense in 2004 and 2005, respectively.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp249,083 million and Rp319,813 million in 2004 and 2005, respectively. Concession fees reflected 2.6% and 2.8% of total operating expenses in 2004 and 2005, respectively. Radio frequency usage charges amounted to Rp240,527 million and Rp275,836 million in 2004 and 2005, respectively. Radio frequency usage charges reflected 2.6% and 2.6% of total operating expenses in 2004 and 2005, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp8,008 million and Rp10,637 million in 2004 and 2005, respectively, which reflected 0.1% and 0.1% of total operating expenses in 2004 and 2005, respectively.

ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp24,274 million, and Rp26,607 million in 2004 and 2005, respectively, which reflected 0.3% and 0.2% of total operating expenses in 2004 and 2005, respectively.
c.	Indosat

Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.

The Company has an agreement with Indosat for the provision of international telecommunications services to the public.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed-line network and Indosat’s cellular network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling the Company’s customers to make outgoing calls to or receive incoming calls from Indosat’s customers.

The Company’s compensation relating to leased lines/channel services, such as International Broadcasting System (“IBS”), AVD and bill printing is calculated at 15% of Indosat’s revenues from such services. Through year-end 2003, Indosat leased circuits from the Company to link Jakarta, Medan and Surabaya. In 2004, Indosat did not use this service.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.
Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp10,248 million and Rp9,745 million in 2004 and 2005, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2004 and 2005, respectively. Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”) (continued)

Telkomsel’s share in operating and maintenance costs amounted to Rp464 million and Rp526 million for the six months period ended June 30, 2004 and 2005, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat enter into a new agreement.

The Company and its subsidiaries earned net interconnection revenues from Indosat of Rp37,919 million in 2004, respectively, reflecting 0.24% of total operating revenues. The Company and its subsidiaries were charged net interconnection charges from Indosat of Rp62,528 million in 2005, reflecting 0.32% of total operating revenues in 2005.

The Company leased international circuits from Indosat. Payments made in relation to the lease expense amounted to Rp16,447 million and Rp6,014 million in 2004 and 2005, respectively, which reflected 0.1% and 0.1% of total operating expenses for 2004 and 2005, respectively.

In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo, an associated company. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp43,023 million to the Company for the thirty-year right. Satelindo paid Rp17,210 million in 1994 and the remaining Rp25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in which the payment is treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp59,860 million as lease expense up to 2024. As of June 30, 2004 and 2005, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers.”

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)

The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp49,667 million and Rp61,917 million in 2004 and 2005, respectively, which reflected 0.5% and 0.6% of total operating revenues in 2004 and 2005, respectively.

Lintasarta utilizes the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp7,986 million and Rp4,225 million in 2004 and 2005, respectively, which reflected 0.1% and 0.04% of total operating revenues in 2004 and 2005, respectively.

Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa”) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp9,277 million and Rp9,917 million, in 2004 and 2005, respectively, reflecting 0.1% and 0.1% of total operating expenses in 2004 and 2005, respectively.
d.	Others
(i)	The Company provides telecommunication services to Government agencies.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM and Patrakom, for utilization of the Company’s Palapa B4 and Telkom-1 satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp30,276 million and Rp18,950 million in 2004 and 2005, respectively, which reflected 0.2% and 0.3% of total operating revenues in 2004 and 2005, respectively.

(iii)	The Company provides leased lines to associated companies, namely CSM and PSN (2002: including Komselindo, Mobisel and Metrosel). The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp10,613 million and Rp14,027 million in 2004 and 2005, respectively, reflecting 0.2%, and 0.1% of total operating revenues in 2004 and 2005, respectively.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”), Lembaga Elektronika Nasional, PT Adhi Karya, PT Pembangunan Perumahan, PT Nindya Karya, PT Boma Bisma Indra, PT Wijaya Karya, PT Waskita Karya, PT Gratika and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp99,536 million and Rp68,304 million in 2004 and 2005, respectively, reflecting 2.7%, and 1.7% of total fixed asset purchases in 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(v)	PT INTI is also a major contractor and supplier for providing equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI in 2004 and 2005 amounted to Rp162,664 million and Rp27,752 million, respectively, reflecting 4.5% and 0.7% of total fixed asset purchases in 2004 and 2005, respectively.

(vi)	Telkomsel has an agreement with PSN for lease of PSN’s transmission link. Based on the agreement, which was made in March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp20,524 million and Rp41,203 million in 2004 and 2005, respectively, reflecting 1% and 1% of total operating expenses in 2004 and 2005, respectively.

(vii)	The Company and its subsidiaries carry insurance (on their property, plant and equipment against property losses, inventory and on employees’ social security) obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp70,893 million and Rp83,614 million in 2004 and 2005, respectively, reflecting 0.8% and 0.7% of total operating expenses in 2004 and 2005, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp3,703,486 million and Rp2,712,116 million as of June 30, 2004 and 2005, respectively, reflecting 6.3% and 4.3% of total assets as of June 30, 2004 and 2005, respectively. Interest income recognized during 2004 and 2005 was Rp44,816 million and Rp29,093 million reflecting 24.3% and 21.4% of total interest income in 2004 and 2005, respectively.

(ix)	The Company’s subsidiaries have loans from a state-owned bank. Interest expense on the loans for 2005 amounted to Rp3,543 million representing 0.5% of total interest expense in 2005.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp9,762 million and Rp21,027 million in 2004 and 2005, respectively, reflecting 0.1% and 0.2% of total operating expenses in 2004 and 2005, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues (charges) from PSN (Rp3,722 million and (Rp99 million) in 2004 and 2005, respectively, which reflect 0.02% and (0.001%) of total operating revenues in 2004 and 2005, respectively.

(xii)	In addition to revenues earned under the KSO Agreement (Note 48), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp6,826 million and Rp6,530 million in 2004 and 2005, respectively, which reflect 0.04% and 0.03% of total operating revenues in 2004 and 2005, respectively.

(xiii)	Infomedia provides electronic media and call center services to KSO Unit VII based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2005 amounted to Rp4,558 million, reflecting 0.02% of total operating revenues.

(xiv)	The Company has also seconded a number of its employees to related parties to assist them in operating their business. In addition, the Company provided certain of its related parties with the right to use its buildings free of charge.
Presented below are balances of accounts with related parties:

		2004		2005
			% of		% of
		Amount	total assets	Amount	total assets
a.	Cash and cash equivalents (Note 6)	3,510,757	6.24	2,501,384	4.27

b.	Trade accounts receivable, net (Note 7)	670,191	1.19	462,403	0.79

c.	Other accounts receivable
	KSO Units	6,418	0.01	1,029	—
	State-owned banks (interest)	3,752	0.01	2,773	0.01
	Government agencies	10,423	0.02	20,099	0.03
	Other	17,053	0.03	13,968	0.02

	Total	37,646	0.07	37,869	0.06

d.	Prepaid expenses (Note 9)	27,183	0.05	25,121	0.04

e.	Other current assets (Note 10)	162,114	0.29	44,827	0.08

f.	Advances and other non-current assets (Note 14)
	Bank Mandiri	24,429	0.04	161,242	0.27
	PT Asuransi Jasa Indonesia	—	—	23,104	0.04
	Peruri	813	0.00	813	0.00

	Total	25,242	0.04	185,159	0.31

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. RELATED PARTY INFORMATION (continued)

		2004		2005
			% of total		% of total
		Amount	liabilities	Amount	liabilities
h.	Trade accounts payable (Note 17)
	Government agencies	350,243	1.09	357,271	1.10
	KSO Units	155,875	0.48	4,376	0.01
	Indosat	193,692	0.60	81,119	0.25
	Koperasi Pegawai Telkom	5,797	0.02	11,362	0.03
	PT INTI	54,109	0.17	169,055	0.52
	Others	8,262	0.03	84,279	0.26

	Total	767,978	2.39	707,462	2.17

i.	Accrued expenses (Note 18)
	Government agencies and state-owned banks	47,949	0.15	93,086	0.29
	Employees	825,158	2.54	955,124	2.94
	PT Asuransi Jasa Indonesia	17,040	0.05	17,152	0.05

	Total	890,147	2.74	1,065,362	3.28

j.	Short-term bank loans (Note 21)
	Bank Mandiri	41,946	0.13	43,498	0.13

k.	Two-step loans (Note 23)	5,706,602	17.55	7,638,554	23.51

l.	Provision for long service awards (Note 44)	534,870	1.65	569,599	1.75

m.	Provision for post-retirement benefits (Note 45)	1,952,335	6.00	1,886,327	5.80

n.	Long-term bank loans (Note 25)
	Bank Mandiri	63,233	0.13	36,305	0.11

47.	SEGMENT INFORMATION

The Company and its subsidiaries have two main business segments: fixed line and cellular. The fixed line segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION (continued)

	2004
				Total before		Total
	Fixed lines	Cellular	Other	elimination	Elimination	Consolidated
Operating Revenues
External operating revenues	9,300,050	6,587,414	246,622	16,134,086	—	16,134,086
Intersegment operating	41,481	245,123	11,064	297,668	(297,668)	—

Total operating revenues	9,341,531	6,832,537	257,686	16,431,754	(297,668)	16,134,086

Operating expenses	(6,327,593)	(3,256,412)	(175,475)	(9,759,480)	33,373	(9,726,107)

Segment result
Operating income	3,013,938	3,576,125	82,211	6,672,274	35,705	6,707,979
Interest expense	(695,013)	(118,106)	—	(813,119)	—	(813,119)
Interest income	143,783	38,732	1,901	184,416	—	184,416
Gain (loss) on foreign exchange — net	(1,225,500)	(29,412)	(35)	(1,254,947)	—	(1,254,947)
Other income (charges) — net	205,294	27,625	46,967	279,886	(35,705)	244,181
Tax expense	(561,057)	(1,072,650)	(38,788)	(1,672,495)	—	(1,672,495)
Equity in net income of associated companies	1,819,374	—	—	1,819,374	(1,816,550)	2,824

Income before minority interest	2,700,819	2,422,314	92,256	5,215,389	(1,816,550)	3,398,839
Unallocated minority interest	—	—	(1,230)	(1,230)	(888,117)	(889,347)

Net income	2,700,819	2,422,314	91,026	5,214,159	(2,704,667)	2,509,492

Other information
Segment assets	43,140,216	18,063,586	349,625	61,553,427	(5,411,053)	56,142,374
Investment in associates	8,542,630	—	107	8,542,737	(8,467,419)	75,318

Total consolidated assets	51,682,846	18,063,586	349,732	70,096,164	(13,878,472)	56,217,692

Total consolidated liabilities	(30,505,093)	(7,236,853)	(143,974)	(37,885,920)	5,411,053	(32,474,867)

Minority interest	—	—	(6,874)	(6,874)	(3,905,600)	(3,912,474)

Capital expenditures	(1,431,284)	(2,173,739)	(34,776)	(3,639,799)	—	(3,639,799)
Depreciation and amortization	(1,744,180)	(1,248,872)	(7,267)	(3,000,319)	7,295	(2,993,024)

Amortization of goodwill and other intangible assets	(429,108)	—	—	(429,108)	—	(429,108)
Other non-cash expenses	(116,908)	(50,032)	(4,515)	(171,455)	—	(171,455)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	SEGMENT INFORMATION

	2005
				Total before		Total
	Fixed lines	Cellular	Other	elimination	Elimination	Consolidated
Operating Revenues
External operating revenues	10,208,351	8,928,143	248,095	19,384,589	—	19,384,589
Intersegment operating	108,238	365,258	—	473,496	(473,496)	—

Total operating revenues	10,316,589	9,293,401	248,095	19,858,085	(473,496)	19,384,589

Operating expenses	(7,708,484)	(4,003,714)	(187,786)	(11,899,984)	496,378	(11,403,606)

Segment result
Operating income	2,608,105	5,289,687	60,309	7,958,101	22,882	7,980,983
Interest expense	(598,278)	(82,506)	(22)	(680,806)	33,212	(647,594)
Interest income	91,508	76,410	1,472	169,390	(33,212)	136,178
Gain (loss) on foreign exchange — net	(336,765)	(20,348)	110	(357,003)	—	(357,003)
Other income (charges) - net	185,056	49,387	54,387	288,830	(22,882)	265,948
Tax expense	(669,632)	(1,617,339)	(34,448)	(2,321,419)	—	(2,321,419)
Equity in net income of associated companies	2,702,665	—	—	2,702,665	(2,695,873)	6,792

Income before minority interest	3,982,659	3,695,291	81,808	7,759,758	(2,695,873)	5,063,885
Unallocated minority interest	—	—	(1,252)	(1,252)	(1,359,439)	(1,360,691)

Net income	3,982,659	3,695,291	80,556	7,758,506	(4,055,312)	3,703,194

Other information
Segment assets	39,819,709	22,251,755	415,124	62,486,588	(3,939,072)	58,547,516
Investment in associates
Total consolidated assets	11,081,085	9,290	—	11,090,375	(10,999,313)	91,062

Total consolidated liabilities	50,900,794	22,261,045	415,124	73,576,963	(14,938,385)	58,638,578

Minority interest	(30,962,992)	(7,236,853)	(143,974)	(38,343,819)	4,161,876	(34,181,943)

Capital expenditures	—	—	(6,874)	(6,874)	(3,496,270)	(3,503,144)

Depreciation and amortization	(801,900)	(3,828,729)	(28,176)	(4,658,805)	—	(4,658,805)

Amortization of goodwill and	(1,899,847)	(1,295,461)	(12,683)	(3,207,991)	6,943	(3,201,048)

other intangible assets	(459,076)	—	—	(459,076)	—	(459,076)

Other non-cash expenses	(131,538)	(84,430)	(2,344)	(218,312)	—	(218,312)

Kas bersih yang diperoleh dari aktivitas operasi	2,959,542	5,445,356	(5,453)	8,399,445	—	8,399,445

Kas bersih yang digunakan untuk aktivitas investasi	(1,535,418)	(2,996,086)	(22,360)	(4,553,864)	—	(4,553,864)

Kas bersih yang digunakan untuk aktivitas pendanaan	(332,557)	(2,356,120)	(20,449)	(2,709,126)	—	(2,709,126)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Under the Joint Operation Scheme, the KSO Unit is required to make payments to the Company consisting of the following:
■	Minimum Telkom Revenue (“MTR”) Represents the amount guaranteed by the KSO investor to be paid to the Company in accordance with the KSO agreement.

■	Distributable KSO Revenues (“DKSOR”)
DKSOR are the entire KSO revenues, less the MTR and the operational expenses of the KSO Units, as provided in the KSO agreements. These revenues are shared between the Company and the KSO Investors based on agreed upon percentages.
The DKSOR from fixed wireless revenues (“Telkom Flexi Revenues”) are shared between the Company and KSO Investor based on a ratio of 95% and 5%, respectively.
The DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor based on a ratio of 30% and 70%, respectively, except for KSO VII. For KSO VII, the DKSOR from non-Telkom Flexi Revenues are shared between the Company and KSO Investor at a ratio of 35% and 65%, respectively.
At the end of the KSO period, all rights, title and interests of the KSO Investor in existing installations and all work in progress, inventories, equipment, materials, plans and data relating to any approved additional new installation projects then uncompleted or in respect of which the tests have not been successfully completed, shall be sold and transferred to the Company without requiring any further action by any party, upon payment by the Company to the KSO Investor of:
i.	the net present value, if any, of the KSO Investor’s projected share in DKSOR from the additional new installations forming part of the KSO system on the termination date over the balance of the applicable payback periods, and

ii.	an amount to be agreed upon between the Company and the KSO Investor as a fair compensation in respect of any uncompleted or untested additional new installations transferred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEMES (“KSO”) (continued)

The depreciation of the Rupiah against the U.S. Dollars, which started in the second half of 1997, has impacted the financial condition of the KSO Investors. In response to economic conditions, on June 5, 1998, all KSO Investors and the Company signed a Memorandum of Understanding (“MoU”) to amend certain provisions of the KSO agreements. Among the amendments are as follows:
i.	The percentage of sharing of the distributable KSO revenues for 1998 and 1999 was 10% and 90% for the Company and the KSO Investors, respectively.

ii.	The minimum number of access line units to be installed by the KSO Investors up to March 31, 1999 was 1,3 lines.

iii.	The incremental rate of the MTR would not exceed 1% in 1998 and 1.5% in 1999 for the KSO agreements with the Investors that have MTR incremental factors.

iv.	“Operating Capital Expenditures” in each of the KSO Units will be shared between the Company and the respective KSO Investors in proportion to the previous year’s share in the annual net income of the KSO Units, starting from 1999.

v.	The cancellation of the requirement to maintain a bank guarantee in respect of MTR.
In 1998 and 1999, the Company adopted the provisions of the MoU. Beginning November 1999, the Company and the KSO Investors had begun to renegotiate the terms of the KSO agreements in conjunction with the changing environment and the expiration of certain terms in the MoU. Among others, it was agreed to return to most of the provisions of the original KSO agreements beginning January 1, 2000.
KSO I
In 2002, the Company and the stockholders of Pramindo (KSO Investor) reached an agreement in which the Company acquired 100% of Pramindo and gained control over the operation of KSO Unit I (Note 5b).
KSO III
Effective on July 31, 2003, the Company and the stockholders of AWI (KSO Investor) reached an agreement in which the Company acquired 100% of AWI and gained control over the operation of KSO Unit III (Note 5c).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	JOINT OPERATION SCHEME (“KSO”) (continued)

KSO IV

Effective on January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”, KSO Investor) have amended their joint operation agreement with respect to the KSO area. Upon the amendment, the Company gained full control over the operation of KSO Unit IV (Note 5d).

KSO VI

In 2001, the Company and the stockholders of Dayamitra (KSO Investor) reached an agreement in which the Company acquired 90.32% of Dayamitra and gained control over the operation of KSO Unit VI.

On December 14, 2004, the Company acquired the remaining 9.68% outstanding shares of Dayamitra (Note 5a).

KSO VII

The Company and PT Bukaka Singtel International intend to continue the KSO schemes in accordance with original agreements with some additional projects.

The gross MTR and DKSOR of the unconsolidated KSOs for the years ended December 31, 2002, 2003 and 2004 were Rp3,586,000 million, Rp2,769,530 million and Rp1,250,945 million, respectively.

49.	REVENUE-SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance) and related supporting telecommunications facilities.

As of June 30, 2005, the Company has 76 RSA with 59 partners. The RSA were located mostly in Palembang, Pekanbaru, Jakarta, Central Java and Surabaya with concession period ranging from 4 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the revenue-sharing periods. At the end of each revenue-sharing period, the investors transfer the ownership of the facilities to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	REVENUE-SHARING ARRANGEMENTS (continued)

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp23,355 million and Rp35,965 million in 2004 and 2005, respectively (Note 13).

50.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to fixed line telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002.

Considering the fact that the Independent Regulatory Body, a precondition for the tariff adjustment, had not been established, The Minister of Communications postponed the implementation of tariffs adjustments for 2003 by issuing Ministerial Letter No. PR.304/1/1/PHB-2003, dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	DLD charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer segment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM. 27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp65,000. Usage charges consist of the following:
a.	Air time
The maximum basic airtime tariff charged to the originating cellular subscriber is Rp325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	2 times airtime rate
2. Cellular to PSTN	1 times airtime rate
3. PSTN to cellular	1 times airtime rate
4. Card phone to cellular	1 times airtime rate plus 41% surcharges
b.	Usage Tariffs
1.	Usage tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”) subscriber are the same as the usage tariffs applied to PSTN subscribers. For the use of local PSTN network, the tariffs are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.
Interconnection Tariffs
Interconnection tariffs regulate the sharing of interconnection calls between the Company and other licensed operators.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

The current interconnection tariff is governed under MTPT Decree No. KM.46/PR.301/MPPT-98 (“KM. 46 year 1998”) dated February 27, 1998 which came into effect on April 1, 1998 and was further revised by the Minister of Communications Decree No. KM.37 year 1999 dated June 11, 1999 (“KM. 37 year 1999”).
i.	International interconnection with PSTN and cellular telecommunications network
Based on KM. 37 year 1999, effective December 1, 1998, the international interconnection tariffs are calculated by applying the following charges to successful incoming and outgoing calls to the Company’s network:

Tariff
(in full Rupiah)
Access charge	Rp850 per call
Usage charge	Rp550 per paid minute
Universal Service Obligation (USO)	Rp750 per call
ii.	Mobile and fixed cellular interconnection with the PSTN
Based on KM. 46 year 1998, cellular interconnection tariffs with PSTN are as follows:
1.	Local Calls

For local calls from a mobile cellular network to PSTN, the cellular operator pays the Company 50% of the prevailing tariffs for local calls. For local calls from PSTN to a cellular network, the Company charges its subscribers the applicable local call tariff plus an airtime charge, and pays the cellular operator the airtime charge.

2.	Domestic Long-distance Calls

KM. 46 year 1998 provides tariffs which vary among long-distance carriers depending upon the routes and the long-distance network used. Pursuant to this decree, for long-distance calls which originate from the PSTN, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 40% of the tariffs, in cases where the entire long-distance traffic is carried by cellular operator’s network, and up to 85% of the tariffs, in cases where the entire long-distance traffic is carried by the PSTN.

For long-distance calls which originate from a cellular operator, the Company is entitled to retain a portion of the prevailing long-distance tariffs, which portion ranges from 25% of the tariff, in cases where the entire long-distance traffic is carried by cellular operator’s network and the call is delivered to a cellular subscriber, and up to 85% of the tariff, in cases where the entire long-distance traffic is carried by the PSTN and the call is delivered to a PSTN subscriber.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
ii.	Mobile and fixed cellular interconnection with the PSTN (continued)

Interconnection tariffs with mobile satellite networks (“STBSAT”) are established based on Joint Operation Agreements between the Company and STBSAT providers pursuant to Minister of Communications Decree No. KM. 30 year 2000 concerning Global Mobile Personal Telecommunication Service Tariffs by Garuda Satellite dated March 29, 2000. Flat interconnection tariffs per minute apply for those companies.

iii.	Fixed-line and fixed-wireless network interconnection

Currently the operators of fixed wireline and fixed wireless network are PT Batam Bintan Telekomunikasi (“BBT”), Indosat and Bakrie Telecom (“Bakrie”).
1.	Local calls

Local interconnection calls with the network of Bakrie and BBT are operated on a “sender-keeps-all” basis.

For local calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 50% of the local interconnection call tariff for local interconnection with Bakrie and a fixed amount for each minute for local interconnection call with BBT.

For local interconnection calls with Indosat’s network, the operator of the network on which the calls terminate receives Rp57/minute.

2.	Long-distance calls

For interconnection with the network of Bakrie and BBT, the Company is entitled to retain 35% of the prevailing DLD tariff, in cases where DLD calls originate on Bakrie’s network and terminate at the Company’s network, 65% of the prevailing DLD tariff, in cases where DLD calls originate on the Company’s network and terminate at Bakrie’s network, and 75% of the prevailing DLD tariff, in cases where DLD calls originate from or terminate at BBT’s network.

For DLD calls originating from the network of Bakrie and BBT and terminating at a cellular network and vice versa which transit through the Company’s network, the Company receives 60% to 63.75% of the prevailing DLD tariff.

In addition, BBT is to receive or retain certain fixed amount for each minute of incoming and outgoing international calls which transit through the Company’s network and international gateway, and certain fixed amount for each successful call and each minute of incoming and outgoing international calls that transit through the Company’s network and use Indosat’s international gateway.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
50.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)
iii.	Fixed-line and fixed-wireless network interconnection (continued)
2	Long-distance calls (continued)

With respect to the interconnection long-distance calls from or to Indosat, pending the implementation of the duopoly system for long-distance calls, Indosat receives Rp240/minute for local originating calls from or local terminating calls at Indosat’s network.
Based on the Minister of Communication Decree No. 32 year 2004 dated March 11, 2004 and the announcement No. PM.2 year 2004 of the Minister of Communication dated March 30, 2004, cost-based interconnection fees shall be applicable beginning January 1, 2005. However as of the date of issuance of these consolidated financial statements, such cost-based interconnection fees have not been implemented because the preparation for the adjustment of interconnection arrangements has not been completed.
Public Phone Kiosk (“Wartel”) Tariff
The Company is entitled to retain 70% of the telephone tariff based on Director of Operational and Marketing Decree No. KD 01/HK220/OPSAR-33/2002 dated January 16, 2002, which came into effect on February 16, 2002. This governs the transition of the business arrangement between Telkom and Wartel providers, from a commission-based revenue sharing into agreed usage charges (pulses).
On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls.
51.	COMMITMENTS

As of June 30, 2005, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	foreign currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	3,463,389
U.S. Dollar	275,444	2,676,400
Euro	28,899	1,512,370
Japanese Yen	119,819	10,543

Total		7,662,702

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In September 2001, Telkomsel entered into procurement agreements with Motorola, Inc., PT Ericsson Indonesia, Siemens AG, Nokia Corporation (formerly Nokia Oyj) and PT Nokia Network, for the procurement of equipment and related services. In accordance with the agreements, the procurement will be made based on the Notification to Proceed (“NTP”), the agreed procurement planning between Telkomsel and its suppliers for the coming 18 months divided into 6-quarterly periods, which are confirmed with the issuance of Execution Orders (“EO”) on a quarterly basis. The total amount in the EO could be higher or lower but not less than 75% of the amount in the NTP.

Telkomsel procurement (import) under the agreements with Motorola, Inc. and Nokia Corporation were made partially through the Letter of Credit Facilities from Citibank N.A. and Deutsche Bank (which expired in 2003). Telkomsel’s procurement under the agreements with PT Ericsson Indonesia and Siemens AG were made partially through the credit facilities from Citibank International plc. (Note 25b). The agreements are valid and effective as of the execution date by the respective parties for a period of three years and extendable upon mutual agreement of both parties to a maximum of two additional years.

In August 2004, pursuant to the expiration of the above agreements, to maintain a sustainable growth, Telkomsel entered into agreements with Motorola Inc. and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services which consist of the following:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain list of charges (“Price List”) to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period depending on confirmed Purchase Order (“PO”).
The agreements are valid and effective as of the execution date (“Effective Date”) by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in PO. In the event that the suppliers fail to meet those requirements, with a prior written notice, Telkomsel may terminate the agreements at its sole discretion.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
(i)	Procurement Agreements (continued)

In accordance with the agreements, the parties also agreed that the charges specified in the Price List will also apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the Effective Date (“Pre-Effective Date Pricing”), except for those acquired from Siemens under TSA which are applicable for certain equipment and the related maintenance services acquired or rendered between July 1, 2004 and Effective Date. Prices as well as discount are subject to a quarterly review.

(ii)	Procurement of TELKOM-2 Satellite

The Company has TELKOM-2 Satellite procurement agreement with Orbital Sciences Corporation (the “Contractor”) with a total price of US$73.1 million. As of December 31, 2004, the Company has paid US$70.5 million and the remaining balance is expected to be paid when the satellite has been launched and passed acceptance test.

(iii)	Launching of TELKOM-2 Satellite

The Company has TELKOM-2 Satellite launching agreement with Arianespace S.A. with a total price of US$62.9 million. The entire contract price was paid in September 2004. The launch of TELKOM-2 Satellite, which was previously scheduled in June 2005 was postponed due to awaiting the other satellite which will be launched together with Telkom-2 Satellite.

(iv)	CDMA Procurement Agreement with Samsung Consortium

On October 9, 2002, the Company signed an Initial Purchase Order Contract for CDMA 2000-IX with Samsung Consortium for Base Station Subsystem (“BSS”) procurement in Regional Divisions V, VI and VII and on December 23, 2002, the Company signed a Master Procurement Partnership Agreement (“MPPA”). Based on the latest amendment, the total contract price is US$144.1 million and Rp286,537 million. The MPPA provides for planning, manufacturing, delivery, and construction of 1.6 million lines as well as service level agreement. The MPPA between the Company and Samsung consists of construction of 1,656,300 lines of Network and Switching Subsystem (“NSS”). This project will be partly financed by The Export-Import Bank of Korea as contemplated in the Loan Agreement dated August 27, 2003 (Note 25i). As of June 30, 2005, the Company has issued purchase order which potentially increase its assets and liabilities of US$31,1 million plus Rp29,143 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
(v)	CDMA Procurement Agreement with Ericsson CDMA Consortium

The Company and Ericsson CDMA Consortium have also entered into a Master Procurement Partnership Agreement (“MPPA”) on December 23, 2002, which based on the latest amendment the total contract price is US$72.6 million and Rp170,453 million. The MPPA consists of construction of 631,800 lines of BSS for US$116 per line. This MPPA is part of the planning, manufacturing, delivery and construction of total 1.6 million CDMA lines as well as service level agreement.

Under the MPPA, the work related to network deployment shall be carried out and completed within 42 months (six months after end of fiscal year 2005). As of June 30, 2005, the Company has issued a purchase order which potentially increase its assets and liabilities of US$38 million plus Rp14,574 million.

(vi)	Supply Contract for Thailand-Indonesia-Singapore (TIS) Cable Network

On November 27, 2002, the Company entered into a supply contract with NEC Corporation, the Communications Authority of Thailand (the “CAT”) and Singapore Telecommunications Limited (“SingTel”) whereby NEC Corporation has agreed to construct a submarine fiber optic network linking Thailand, Indonesia and Singapore. Under the terms of this agreement, the Company, SingTel and the CAT will contribute equally to a payment of US$32.7 million (inclusive of value-added tax). As of December 31, 2004 the Company has paid approximately 90% of the contract price and the remaining 10% was paid in January 2005.

(vii)	MPPA with PT INTI

The Company and PT INTI signed an MPPA on August 26, 2003 whereby PT INTI is appointed to construct a CDMA fixed wireless access network and integrate such network with the Company’s existing network and all ancillary services relating thereto in West Java and Banten. Under the terms of this Agreement, and its latest amendment PT INTI must deliver the CDMA 2000 IX system within thirty-four months after August 26, 2003 for a total of approximately US$32.3 million and Rp105,868 million (inclusive of value-added tax). PT INTI will service and maintain the CDMA 2000 IX system pursuant to a Service Level Agreement dated the same date in return for an annual consideration of US$2.3 million. As of June 30, 2005, the Company has paid and/or accrued a total of US$48 million plus Rp18,461 million.

(viii)	MPPA with Motorola

On March 24, 2003, the Company signed an MPPA with Motorola, Inc. Under the MPPA, Motorola is obliged to undertake and be jointly responsible for the demand forecast and solely responsible for the survey, design, development, manufacture, delivery, supply, installation, and integration and commissioning of the network, including all project management, training and other related services in relation to the establishment of the “T-21 Program”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	COMMITMENTS (continued)
(viii)	MPPA with Motorola (continued)

The MPPA, as amended, consists of 222,500 lines of BSS (radio system) for Regional Division I Sumatera for a total of approximately US$43.2 million and Rp167,111 million. The agreed price does not include the service level agreement, training for technical staff and documentation. The network will use Samsung’s NSS as already contracted on December 23, 2002. The agreement is valid until mid of 2006. As of June 30, 2005, the Company has issued purchase order which potentially increase its assets and liabilities of US$2.9 million plus Rp12,551 million.

(ix)	Partnership Agreement with Siemens Consortium

The Company entered into a Partnership Agreement with a consortium led by Siemens AG on September 24, 2003 for the development, procurement and construction of a fiber optic backbone transmission network in Kalimantan and Sulawesi, a related work management system and the provision of maintenance services in connection with this network. Other members of the consortium include PT Siemens Indonesia, PT Lembaga Elektronik Indonesia and Corning Cable System GmbH & Co.KG. The consideration payable by the Company for the fiber optic networks is approximately US$4.2 million plus Rp79,144 million for the network located within Kalimantan and approximately US$3.4 million plus Rp78,566 million for the network located within Sulawesi. As of June 30, 2005, approximately 100% of the project has been completed and the Company has paid approximately 96% of the total contract.

(x)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003, the Company entered into an agreement with PT INTI for the construction and procurement of an optical network, as well as a network management system and other related services and equipment, with respect to Regional Division III (West Java). Under this agreement and its amendment, the Company is obliged to pay PT INTI a total consideration of approximately US$6.6 million and Rp111,655 million. As of December 31, 2004, the Company has has issued purchase order which potentially increase its assets and liabilities of US$2.9 million plus Rp59,018 million.
52.	CONTINGENCIES
a.	The SEC requires that the Company’s Annual Report on Form 20-F be filed within six months after the reported balance sheet date. In this respect, the Company published its previous 2002 consolidated financial statements in March 31, 2003 and submitted the Annual Report on Form 20-F to the SEC on April 17, 2003.

In May 2003, however, the SEC informed the Company that it considered that the submitted 2002 consolidated financial statements were un-audited as the audit firm that was originally appointed to perform the 2002 audit was not qualified for SEC purposes. Due to the time consumed in selecting an SEC qualified auditor, KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan), the member firm of PricewaterhouseCoopers in Indonesia, began their work in July 2003. As a result, the Company was not able to meet its June 30, 2003 deadline to file a fully compliant Annual Report on Form 20-F with the SEC.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	CONTINGENCIES (continued)
Because of the foregoing and the fact that Annual Report was filed after the June 30, 2003 deadline, the Company may face an SEC enforcement action under U.S. securities law and other legal liability and adverse consequences such as delisting of its ADSs from the New York Stock Exchange. In addition, the staff of the SEC has described a press release that the Company issued and furnished to the SEC on Form 6-K in May 2003 as “grossly understating the nature and severity of the staff’s concerns” regarding matters related to the Company’s filing of a non-compliant Annual Report. Such press release could also form the basis of an SEC enforcement action and other legal liability. The Company cannot at this time predict the likelihood or severity of an SEC enforcement action or any other legal liability or adverse consequences.

b.	In the ordinary course of business, the Company has been named as a defendant in various legal actions. Based on Management’s estimate of the outcome of these matters, the Company accrued Rp99 million at December 31, 2004.

c.	In connection with the re-audit of the Company’s 2002 consolidated financial statements, the former auditor KAP Eddy Pianto filed lawsuits in the South Jakarta District Court against KAP Drs. Haryanto Sahari & Rekan (formerly called KAP Drs. Hadi Sutanto & Rekan) (the Company’s auditor for the re-audit of the 2002 consolidated financial statements), the Company, KAP Hans Tuanakotta Mustofa & Halim (formerly KAP Hans Tuanakotta & Mustofa) (the Company’s 2001 auditor) and the Capital Market Supervisory Agency “BAPEPAM” (collectively, “Defendants”), alleging that the Defendants, through the reaudit of the Company’s 2002 consolidated financial statements, had conspired to engage in an illegal action against KAP Eddy Pianto, tarnishing the reputation of KAP Eddy Pianto in the public accounting profession. KAP Eddy Pianto seeks to recover approximately Rp7,840,000 million in damages from the Company and its co-defendants. The mediation process to resolve the dispute amicably did not succeed. On December 8, 2004, the South Jakarta District Court issued its verdict in favor of the Defendants. KAP Eddy Pianto has filed an appeal to the Jakarta High Court, however, based on the withdrawal of the appeal deed No. 145/Pdt.G/2004/PNJS dated March 14, 2005 signed by South Jakarta District Court Officer, stated that KAP Eddy Pianto has withdrawn the appeal.

d.	On August 13, 2004, the Commissions for Business Competition Watch (Komisi Pengawas Persaingan Usaha, “KPPU”) issued its verdict in Commission Court, which determined that the Company had breached several articles of Law No. 5/1999 on Anti Monopolistic Practices and Unfair Business Competition (“Competition Law”). In addition, KPPU also indicated that the Company should allow Warung Telkom (“kiosks”) to channel international calls to other international call operators, and abolish the clause in agreements between the Company and Warung Telkom providers which limit Warung Telkom to sell telecommunication services of other operators. The Company filed an appeal to the Bandung District Court which on December 7, 2004, issued its verdicts in favor of the Company. Subsequently, KPPU has filed an appeal to the Indonesian Supreme Court.

e.	Company as a defendant in legal action in respect of landright ownership of 11.720 sqm, located at Jl. DI Panjaitan, Prumpung Jakarta Timur that had been purchased by the Company from PT IPC Sarinah Jaya. Market value according to fiscal of the land is Rp27.565 juta.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2004		2005
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent
Assets
Cash and cash equivalent
U.S. Dollar	89,948	846,480	83,182	810,611
Euro	39,681	451,743	61,504	723,848
Japanese Yen	1,689	145	62	5
Trade accounts receivable
Related parties
U.S. Dollar	12,801	119,644	210	2,049
Third parties
U.S. Dollar	8,452	79,242	24,964	243,276
Other accounts receivable
U.S. Dollars	11,944	92,995	924	9,000
Japanese Yen	—	—	—	—
French Franc	4,466	5,447	—	—
Netherland Guilder	756	2,745	—	—
Euro	—	—	15	179
Other current assets
U.S. Dollar	5,792	51,855	4,600	44,827
Euro	—	—	—	—
Advances and other non-current assets
U.S. Dollar	20,575	189,689	8,271	80,602
Escrow accounts
U.S. Dollar	70,875	624,298	7,995	77,915

Total Assets		2,464,283		1,992,312

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2004		2005
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent
Liabilities
Trade accounts payable
Related parties
U.S. Dollar	77,410	728,105	14,505	141,572
Euro	1,009	11,491	—	—
Japanese Yen	266	23	—	—
Singapore Dollar	27	151	—	—
Third parties
U.S. Dollar	72,215	675,424	143,414	1,399,718
Euro	52,053	592,575	54,821	646,293
Great Britain Pound Sterling	88	1,495	—	—
Japanese Yen	13,634	1,183	10,664	943
Dutch Guilder	—	—	61	238
Singapore Dollar	1,471	6,639	789	4,574
Accrued expenses
U.S. Dollars	9,799	92,161	170	1,655
Japanese Yen	13,634	1,183	9,337	825
Singapore Dollar	1,471	6,639	—	—
French Franc	—	—	710	933
Great Britain Pound Sterling	88	1,495	—	—
Netherland Guilder	—	—	482	1,884
Euro	52,053	592,575	—	—
Short-term bank loans
Third parties
U.S. Dollar	82,254	773,528	53,460	521,770
Advances from customers and suppliers
U.S. Dollar	45,972	432,367	767	7,491
Euro	12,549	143,079	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2004		2005
	Foreign		Foreign
	currencies	Rupiah	currencies	Rupiah
	(in thousands)	equivalent	(in thousands)	equivalent
Liabilities (continued)
Current maturities of long-term liabilities
U.S. Dollar	136,234	1,281,392	131,201	1,280,528
Euro	18,924	215,511	14,603	172,158
Japanese Yen	758,963	65,577	1,147	101,524
Long-term liabilities
U.S. Dollar	633,865	5,962,631	708,639	6,916,320
Euro	56,399	642,271	28,358	334,316
Japanese Yen	16,482,995	1,424,185	14,952,453	1,321,884

Total liabilities		13,058,555		12,854,467

Net liabilities		(10,594,272)		(10,862,155)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects with accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below.
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Termination Benefits

Under Indonesian GAAP, termination benefits are recognized as liabilities when certain criteria are met (e.g. the enterprise is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage early retirement).

Under U.S. GAAP, termination benefits are recognized as liabilities when the employees accept the offer and the amount can be reasonably estimated.

b.	Foreign Exchange Differences Capitalized to Property Under Construction

Under Indonesian GAAP, foreign exchange differences resulting from borrowings used to finance property under construction are capitalized. Capitalization of foreign exchange differences cease when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange differences are charged to current operations.

c.	Interest Capitalized on Property under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a substantial period of time to get ready for its intended use or sale, i.e. minimum 12 months. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. 12-month requirement) on the length of the construction period in which the interest cost could be capitalized. The interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the books of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, revenue-sharing arrangements are recorded in the same manner as capital lease, whereas the property, plant and equipment, and obligation under revenue-sharing arrangement presented in the balance sheet. Revenues originated from the revenue-sharing arrangements are recorded as the component of operating revenues, while a portion of investor’s share in revenue recorded as interest expense and the balance is treated as a reduction of the obligation.

e.	Revaluation of Property, Plant and Equipment

While Indonesian GAAP does not generally allow companies to recognize increases in the value of property, plant and equipment that occur subsequent to acquisition, an exception is provided for revaluations made in accordance with Government regulations. The Company revalued its property, plant and equipment that were used in operations as of January 1, 1979 and January 1, 1987.

Under U.S. GAAP, asset revaluations are not permitted. The effects of the previous revaluations have been fully depreciated in 2002, such that there has been no difference in equity since December 31, 2002.

f.	Pension

In 1994 and 1998, the Company provided increases in pension benefits for pensioners. Under Indonesian GAAP, the prior service costs attributable to the increases in pension benefits for pensioners were directly charged to expense in those years. Under U.S. GAAP, because the majority of plan participants are still active, such prior service costs are deferred and amortized systematically over the estimated remaining service period for active employees.

Under Indonesian GAAP, the Company amortizes the cumulative unrecognized actuarial gain or loss over four years. Under U.S. GAAP, any cumulative unrecognized actuarial gain or loss exceeding 10% of the greater of the projected benefit obligation or the fair value of plan assets is recognized in the statement of income on a straight-line basis over the expected average remaining service period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
f.	Pension (continued)

Under U.S. GAAP, the Company would be required to recognize an additional minimum liability when the accumulated benefit obligation exceeds the fair value of the plan assets, and an equal amount would be recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized prior service cost.

g.	Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of associated companies based on the associates’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognized the effect of the differences of U.S. GAAP and Indonesian GAAP in the investment accounts and its share of the net income or loss of those associates.

h.	Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradeable and may be pledged as security under borrowing agreements. Under Indonesian GAAP, land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

i.	Equipment to be Installed

Under Indonesian GAAP, temporarily idle equipment or equipment that is awaiting installation is not depreciated.

Under U.S. GAAP, temporarily idle equipment should continue to be depreciated. In 2002, prior year equipment to be installed was fully installed and their carrying values have been reclassified to property, plant and equipment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
j.	Revenue Recognition

Under Indonesian GAAP, revenues from cellular and fixed wireless services connection fees are recognized as income when the connection takes place (for postpaid service) or at the time of delivery of starter packs to distributors, dealers or customers (for prepaid service). Installation fees for wire line services are recognized at the time of installation. The revenue from calling cards (“Kartu Telepon”) is recognized when the Company sells the card.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized over the expected term of the customer relationship. Revenues from calling cards are recognized upon usage or expiration.

k.	Goodwill

Under Indonesian GAAP, goodwill is amortized over a period, not exceeding 20 years, that it is expected to benefit the Company.

Under U.S. GAAP, effective January 1, 2002, goodwill is no longer amortized but rather subjected to a test for impairment.

l.	Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized if one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term; or (b) the lease contains a bargain purchase option; or (c) the lease term is for 75% or more of the economic life of the asset; or (d) the lease payments are at least 90% of the fair value of the asset.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
m.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the other 9.68% at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell the other 9.68% to the Company under those same terms; meaning that the fixed price of the call is equal to the fixed price of the put option. Under U.S. GAAP, the Company should account for the option contracts on a combined basis with the minority interest and account for it as a financing of the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004 the Company exercised the option to acquire the 9.86% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% of Dayamitra as minority interest. In addition, the option price that has been paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% of Dayamitra on December 14, 2004 following the exercise of the option.

The difference in the timing of the 9.68% ownership interest recognition gives rise to differences in the timing and amounts of purchase consideration and liability recognized under Indonesian GAAP and U.S. GAAP.

n.	Reversal of Difference Due to Change of Equity in Associated Companies

Under Indonesian GAAP, differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with the percentage of the interest sold.

Under U.S. GAAP, it is the Company’s policy to include differences resulting from equity transactions in associated companies in equity. Such amounts can not be released to the statement of income and consequently remain in equity indefinitely.

o.	Asset Retirement Obligations

Under Indonesian GAAP, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived assets are charged to current operations as incurred.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
o.	Asset Retirement Obligations (continued)

Under U.S. GAAP, the obligations are capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their Asset Retirement Obligations by reviewing contractual agreements to identify whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute, ordinance, written or by legal construction of a contract under the doctrine of promissory estoppel.

p.	Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the financial statement carrying amounts and tax bases of equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the financial statement carrying amounts and tax bases of equity method investments.

q.	Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on quoted market prices in active markets or discounting estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

There were no impairment charges recognized by the Company and therefore there were no differences between Indonesian GAAP and U.S. GAAP.

r.	Gain (loss) on Disposal of Property, Plant and Equipment

Under Indonesian GAAP, the Company classifies gain (loss) on disposal of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
r.	Gain (loss) on Disposal of Property, Plant and Equipment (continued)

Under U.S. GAAP, gain (loss) on disposal of property, plant and equipment is classified as a component of operating expenses and hence included in the determination of operating income.
(2)	A summary of the significant adjustments to consolidated net income for the six months period ended June 30, 2004 and 2005 and to consolidated stockholders’ equity as of June 30, 2004 and 2005 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2004	2005

Net income according to the consolidated statements of income prepared under Indonesian GAAP			2,509,491	3,703,193

U.S. GAAP adjustments — increase (decrease) due to:
Termination benefits	(a	)	84,598	11,372
Capitalization of foreign exchange differences, net of related depreciation of	(b	)	17,891	38,129
Interest capitalized on property under construction, net of related depreciation	(c	)	17,479	13,738
Revenue-sharing arrangements	(d	)	181,090	84,317
Pension	(f	)	156,935	156,935
Equity in net income/ (loss) of associated companies	(g	)	(371)	(46)
Amortization of land rights	(h	)	(6,884)	(7,471)
Depreciation of equipment to be installed	(i	)	—	—
Revenue recognition	(j	)	14,835	(54,869)
Goodwill	(k	)	10,635	10,635
Capital leases	(l	)	12,442	17,689
Adjustment for consolidation of Dayamitra	(m	)	(21,856)	(9,080)
Asset retirement obligations	(o	)	—	(424)
Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	—
Deferred income tax effect on U.S. GAAP adjustments			(145,581)	(91,371)

			321,213	169,554
Minority interest			(9,116)	(16,968)

Net adjustments			312,097	152,586

Net income in accordance with U.S. GAAP			2,821,588	3,855,779

Net income per share			139.96	191.26

Net income per ADS (40 Series B shares per ADS)			5,598.39	7,650.36

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

	Note		2004	2005

Equity according to the consolidated balance sheets prepared under Indonesian GAAP			19,830,350	20,985,174

U.S. GAAP adjustments — increase (decrease) due to:
Early retirement	(a	)	84,598	11,372
Capitalization of foreign exchange differences — net of related depreciation	(b	)	(526,778)	(510,758)
Interest capitalized on property under construction — net of related depreciation	(c	)	113,485	142,352
Revenue-sharing arrangements	(d	)	(266,605)	(208,010)
Revaluation of property, plant and equipment:	(e	)
Increment			(664,974)	(664,974)
Accumulated depreciation			664,974	664,974
Pension	(f	)	279,091	592,961
Equity in net income/ (loss) of associated companies	(g	)	(18,623)	(18,475)
Amortization of landrights	(h	)	(72,095)	(86,589)
Revenue recognition	(j	)	(753,714)	(769,259)
Goodwill	(k	)	53,182	74,444
Capital leases	(l	)	33,565	35,377
Adjustment for consolidation of Dayamitra	(m	)	(60,574)	(70,806)
Asset retirement obligations	(o	)	(848)	(2,120)
Deferred income tax:
Deferred income tax on equity method investments	(p	)	—	39,344
Deferred income tax effect on U.S. GAAP adjustments			362,424	301,664

			(772,892)	(468,503)
Minority interest			56,805	(11,206)

Net adjustments			(716,087)	(479,709)

Equity in accordance with U.S. GAAP			19,114,263	20,505,465

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

The changes in stockholders’ equity in accordance with U.S. GAAP for the six months period ended June 30, 2004 and 2005 are as follows:

	2004	2005

Equity at beginning of year	16,284,692	19,570,912
Changes during the year:
Net income under U.S. GAAP	2,821,588	3,855,779
Dividends	—	(2,921,226)
Unrealized gain on investment in securities	136	—
Other comprehensive income, net of tax	7,847	—

Equity at end of year	19,114,263	20,505,465

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2004	2005
Consolidated balance sheets
Current assets	11,565,742	10,791,854
Non-current assets	44,322,185	47,586,958

Total assets	55,887,927	58,378,812

Current liabilities	11,839,651	14,806,686
Non-current liabilities	21,078,322	17,939,388

Total liabilities	32,917,973	32,746,074

Minority interest in net assets of subsidiaries	3,855,691	5,127,273
Equity	19,114,263	20,505,465

Total liabilities and equity	55,887,927	58,378,812

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2004	2005

Consolidated income before tax in accordance with U.S. GAAP	5,538,127	7,631,875
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	1,661,421	2,289,545

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)

Net periodic post-retirement benefit cost	71,452	42,143
Amortization of discount on promissory notes and other borrowing costs	13,576	7,503
Employee benefits	15,073	7,950
Permanent differences of the KSO Units	3,100	3,742
Interest income subject to final tax	(22,353)	(50,351)
Equity in net (income) loss of associated companies	(545,813)	(780)
Others	139,031	812,898

Total	(325,934)	823,105

Provision for income tax in accordance with U.S. GAAP	1,335,487	3,112,650

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
a.	Income Tax (continued)

For the six months period ended June 30, 2004 and 2005, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

	2004	2005

Deferred tax assets
Trade accounts receivable	145,200	226,942
Inventories	12,533	13,726
Provision for long service awards	154,503	162,525
Long-term investments	—	(20)
Liabilities for acquisitions of subsidiaries and KSO IV	1,074,804	1,000,920
Provision for employee benefits	90,934	205,648
Others	239,598	59,715

Total	1,717,572	1,669,456

Deferred tax liabilities
Property, plant and equipment	(2,297,251)	(1,973,285)
Pension benefit costs	(51,321)	3,706
Prepaid expenses and other receivables	(2,427,281)	(2,542,518)

Total	(4,775,853)	(4,512,097)

Total deferred tax liabilities — net	(3,058,281)	(2,842,641)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amount approximates fair value because of the short-term nature of the instruments.

Short-term bank loans

The carrying amount approximates fair value because of the short-term nature of the instruments.

Long-term liabilities
(i)	The fair value of two-step loans are estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the respective balance sheet dates.

For purposes of estimating the fair value of two-step loans, the Company has used the average Rupiah borrowing rates of 9.63% and 8.04%, the average U.S. Dollar borrowing rate of 1.21% and 2.23%, and the respective average borrowing rates for 2004 and 2005 for the debt in other currencies. Under the current environment, an estimate of the interest rates as of a point in time, given the significance of the Company’s debt and the general unavailability of funds, is difficult. For one percentage point increase in the above-mentioned borrowing rates, the fair value of the Company’s long-term two-step loans at June 30, 2005 would decrease by Rp220,755 million.

(ii)	The fair value of suppliers’ credit loans, bridging loan and long-term bank loan is estimated on the basis of the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet date.

(iii)	The fair value of the liabilities of acquisitions subsidiaries and KSO IV are estimated on the basis of the discounted future cash flows expected to be paid.

(iv)	The fair value of the bonds and guaranteed notes are based on market prices at balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)

The estimated fair values of the Company and its subsidiaries’ financial instruments are as follows:

	Carrying	Fair
	amount	value
2004
Cash and cash equivalents	6,983,664	6,983,664
Short-term bank loans	773,595	773,595
Long-term liabilities:
Two-step loans	7,638,620	9,439,655
Guaranteed notes	758,232	952,298
Bonds	983,921	1,309,667
Bank loans	4,350,781	4,593,728
Liabilities for acquisitions of subsidiaries and KSO IV	4,489,491	5,056,265
Other	9150	9150

2005
Cash and cash equivalents	6,009,872	6,009,872
Short-term bank loans	791,738	791,738
Long-term liabilities:
Two-step loans	5,706,602	6,415,114
Bonds	989,207	1,200,074
Bank loans	2,361,873	2,465,455
Liabilities for acquisitions of subsidiaries and KSO IV	4,241,993	4,881,016
Medium-term notes	833,808	867,764
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:
i.	Fair values presented do not take into consideration the effect of future currency fluctuations.
b.	Fair Value of Financial Instruments (continued)
ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiary would record upon disposal/termination of the financial instruments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
AND FOR THE SIX MONTHS PERIOD ENDED
JUNE 30, 2004 (RESTATED) AND 2005
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (continued)
(3) Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
c.	Research and Development

Research and development expenditures, as determined under U.S. GAAP, amounted to approximately Rp6,172 million and Rp3,783 million in 2004 and 2005, respectively.

d.	Comprehensive Income

	2004	2005

Net income under U.S. GAAP	2,821,588	3,855,779
Unrealized holding gain on available-for-sale securities	884	2,383
Foreign exchange translation of associates	3,754	—

	2,826,226	3,858,162

Adjustments to net income to arrive at comprehensive income include foreign currency translation adjustments and unrealized holding gains (losses) of available-for-sale securities. The foreign exchange translation of associates is reported net of income tax of Rp3,754 million and nil for the six months period ended June 30, 2004 and 2005, respectively.

e.	Recent Accounting Pronouncements

SFAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3.” In May 2005, FASB issued SFAS No. 154 which establishes guidance on how the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.
55.	ACCOUNTS RECLASSIFICATION

Certain accounts in the June 30, 2004 financial statements had been reclassified to conform to the June 30, 2005 presentation.